Form 20-F
period 2002-09-30
PYNG TECHNOLOGIES CORP
filed 2003-03-06
CIK 1023529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED 9/30/2002

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACTS OF 1934

OR

XXX ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACTS OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACTS OF 1934

For the transition period from to

Commission file number 0-28810

"PYNG TECHNOLOGIES CORP".

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#7 - 13511 Crestwood Place, Richmond, B.C., Canada, V6V2E9

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 10,826,096

Indicate by check mark whether the registrant (1) has filed all

Reports required to be filed by Section 12 or 15(d) of the

Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past ninety days. Yes XXX No

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 XXX Item 18

Index to Exhibits on Page 50

PYNG TECHNOLOGIES CORP.

TABLE OF CONTENTS

PART I

Item 1. Description of Business 2

Item 2. Description of Property 11

Item 3. Legal Proceedings 11

Item 4. Control of Registrant 12

Item 5. Nature of Trading Market 13

Item 6. Exchange Controls and Other Limitation

Affecting Security Holders 13

Item 7. Taxation 14

Item 8. Selected Financial Data 20

Item 9. Management's Discussion and Analysis of

Financial Condition and Results of Operations 21

Item 10. Directors and officers of the Registrant 28

Item 11. Compensation of Directors and officers 29

Item 12. Options to Purchase Securities from Registrant

or Subsidiaries 30

Item 13. Interest of Management in Certain Transactions 31

PART II

Item 14. Description of Securities to be Registered 32

PART III

Item 15. Defaults Upon Senior Securities 34

Item 16. Changes in Securities and Changes in Security

for Registered Securities 34

PART IV

Item 17. Financial Statements 34

Item 18. Financial Statements

Item 19. Financial Statements and Exhibits 34

SIGNATURE PAGE 75

PART I

ITEM 1. - DESCRIPTION OF BUSINESS

Introduction

Pyng Technologies Corp. (hereinafter, together with its subsidiary, is also referred to as the "Company" and/or the "Registrant") is engaged primarily in the exploitation of its technology for intraosseous infusion. The Company's principal product is designed for emergency medical technicians in the pre-hospital environment, military, medics, and emergency physicians, on hospital carts and for other emergencies where fast, reliable and easy access to the adult vascular system in desired or required. This business is carried on through the 100%-owned subsidiary, Pyng Medical Corp.

Although the Company's current focus is primarily on the development of the above intraosseous infusion technology, the Company has just began to generate material revenue from any products related to this technology and the Company has (1997) received authorization from the U.S. FDA to do so.

The Company's head office is located at #7-13511 Crestwood Place,Richmond, British Columbia Canada V6V2E9. The contact person is Michael W. Jacobs, President/CEO/Director. The telephone number is (604) 303-7964; and the facsimile number is (604) 303-7987.

The Company has one subsidiary: Pyng Medical Corp. ("Pyng Medical"); 89.2% owned; Incorporated 12/2/92 in British Columbia, Canada. The Company's authorized capital includes 100,000,000 Common Shares without par value; and as of 9/30/2002, the end of the Company's most recent fiscal year, there were 10,826.096 common Shares issued and outstanding. As of 3/31/2001, there were 10,391,569 shares issued and outstanding.

The Company's common shares trade on the TSX Venture Exchange with the symbol "PYT" and on the OTC Bulletin Board with the symbol "PYNGF".

The information in this Annual Report is current as of 9/30/2002, unless otherwise indicated.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in the notes to the financial statements. Herein, all references to $ and "CDN$" refer to Canadian Dollars; and all references to "US$" refer to United States Dollars. Herein, all references to common shares refer to the Company's common shares without par value. The value of the US Dollar in relation to the Canadian Dollar as of 9/30/2002 was 1.58.

Historical Corporate Development

The Company was incorporated under the laws of the Province of British Columbia on 10/15/86 in the name of 316018 B.C. Ltd. On 11/20/86, the Company changed its name to Pyng Technologies Corp. The Company completed its initial public offering on the TSX Venture Exchange (formerly the Vancouver Stock Exchange), on 5/10/88. The Company raised $765,738 (net of commissions), issuing 661,250 common shares.

Since incorporation in 1986, through Canadian Custom, the Company has been in the business of manufacturing extruded, molded plastic products. Currently, all of the Company's revenues prior to 2001 were generated by Canadian Custom. This subsidiary was sold off in 2001.

Pyng Medical Corp., The Company has continued its research and developed on a new intraosseous infusion system, which was granted a stand-alone patent in the United States (#5,312,364). (Refer to "Patents/ Trademarks/Proprietary Protection" further in this section.) was assigned to Pyng Medical Corp. by its inventors Michael W. Jacobs,David Johnson and Judy Findlay. Mr. Jacobs is President of the Company.

The product currently being manufactured by the Company, the Pyng F.A.S.T.1 device (First Access for Shock and Trauma) has as its basis the U.S. patent describe above and assigned to the Company. The Company is now concentrating all of its development and sales efforts on the F.A.S.T.' system. Additional patents and improvements to patent #5,312,364 are issued #5817052 (US) October 6th, 1998 and are pending in the I.P.T.O. but they are not necessary for the manufacture or use of the F.A.S.T.1 system.

Pyng Medical Corp. has received U.S. FDA approval (#970380-510K) as well as Canadian Health Protection Branch approval to market the F.A.S.T.1 system for intraosseous infusion in North America. The F.A.S.T.1 system allows pre-hospital emergency care practitioners to hydrate victims who otherwise could not be given life saving drugs and fluids due to collapsed veins or rapid blood loss. As of September 2002, management believes that the F.A.S.T.1Tm system is the only system approved by the U.S. FDA for intraosseous infusion in adults utilizing the Sternal Site in emergency situations.

As noted above, the Company has generated all of its revenue from the operations of its subsidiary; but, has reported net losses resulting from general expenses and the research/development expenditures in developing products for Pyng Medical. The Company has sustained itself during the last several years through the sale of equity capital, including common shares and convertible debentures. During Fiscal 2002, 2001, 1999,1998, the Company raised $350,501, $415,024, $1,316,646; $1,808,326;respectively through the sale of equity capital.

PYNG MEDICAL

Products

The Company, through its 100% owned subsidiary, Pyng Medical Corp., has developed what it believes is the first FDA approved intraosseous infusion system specifically designed for use in the Sternal Site and for adult emergencies.

The principal product, which is based on the totally new patent's owned by the Company, has been trademarked the F.A.S.T.1 (First Access for Shock and Trauma) The F.A.S.T.1 is designed for use by emergency physicians, paramedics, emergency caregivers, in ambulances, on hospital carts and for other emergencies.

Characteristics of the F.A.S.T.1 System:

a) Within 30 seconds of initiating the procedure the system achieves vascular access through the sternal bone marrow;

b) Within 3O seconds the system achieves effective infusion (i.e. device connected to a fluid source and fluid flowing at an optimum rate);

c) Within 60 seconds of achieving infusion the system infuses standard doses of approved cardiovascular drugs (i.e. epinephrine or sodium bicarbonate);

d) The system infuses normal saline at up to 60 ml/min, HSD (hypertonic saline/dextrose) at up to 50 ml/min, and SSD (saturated saline/dextran) at up to 25 ml/min.;

e) Within 10 minutes of achieving optimum flow rate, the system infuses a sufficient volume of fluids to replace 1 unit of lost blood; and

f) The system can be left in place for up to 24 hours to facilitate further infusion of drugs or volume replacement fluids.

Marketing Strategy

Overview

The F.A.S.T.1 system will be sold into the same market that standard intravenous needle and catheters are sold. Total North American sales of these products are estimated at nearly $800 million by Company management. The vascular access market is a large and rapidly growing segment of the emergency health care market.

Independent consultants, Ference Weicker and Associates of Vancouver, British Columbia have defined the largest and most accessible markets. Their 1994 study specifically addressed the size of the target markets as represented by the number of units that could be used if the device were approved and available then.

The F.A.S.T.1 system is part of a competitive market consisting of all emergency vascular access systems. In North America, nearly five million pre-hospital civilian emergency intravenous treatments take place each year. Of these, somewhat less than 20% are unsuccessful. The base market sizes that the Company's system could be used in over 450,000 civilian emergencies per year. The majority of these situations consist of cardiac arrest and severe trauma. When including military and hospital usage, there is a total North American demand of about three-quarters of a million units per year.

Pre-commercial market field trials started in September 1997. The Company received a grant of $98,845 from the British Columbia Science Council to conduct field trials. These have begun at Royal Columbian Hospital, St. Paul's Hospital, and at the B.C. Ambulance Service, all in British Columbia.

The Company has also completed field trials at the trauma center in Baltimore, Maryland, at the University of Maryland Medical Center. In addition, the University of Maryland Medical School has offered to coordinate a multi-site trial that will involve about a dozen sites in the United States.

The additional sites were Rural/Metro Ambulance, Maricopa Hospital, Arizona Heart Hospital all of Phoenix, Arizona, Bates County Hospital, Missouri, EMS Med Flight Virginia State, EMS North Star Spokane, Washington, and Erways Ambulance Service, New York.

All of these trials have been completed. Prior to using the system on patients, all sites required formal protocols, which have been developed. Ethical approval has been received in Canada through the University of British Columbia and in the United States by the University of Maryland Medical Center. The US Military has evaluated the product at Walter Reed Army Research Center.

Commercial sales of the F.A.S.T.1 intraosseous infusion system effectively began in November of 2000

Target Markets

Based on the market research undertaken, there exists a market for the Company's intraosseous infusion system in instances where peripheral intravenous access is difficult or not possible due to compromised peripheral veins from shock and trauma. Some of the patient conditions where this occurs include cardiac arrest, severe trauma, seizures, burns, diabetes, and IV drug users. In particular, the Company's intraosseous device is ideally suited when intravenous access is not possible due to collapsed veins or when the time required transporting the patient is considerable. By using the Company's system to supply essential fluids to these patients, patient outcomes will be improved as well as fatalities an be prevented.

There are three main markets for the Company's adult intraosseous infusion system: hospitals, pre-hospital and military. Of these markets segments, the pre-hospital and military market segments will be pursued initially because of their size, a greater demand associated with emergency situations, and the lack of quick and effective alternative emergency procedures to intravenous infusion.

Hospitals

Attempts to establish venous access, even by the most skillful team or crash (resuscitation) team may result in the loss of valuable time and the postponement of life-saving treatment. The potential for the F.A.S.T.1 System consists primarily of situations where intravenous access is difficult.

The market survey determined that approximately 6.7 million patients were handled by hospitals in Canada and the United States annually that experienced difficulties in establishing Emergency IV's in the past. The hospital market consists of approximately 6,360 hospital emergency rooms and over 70,000 crash carts located in hospital wards throughout North America.

While the hospital market does offer potential, the proportion of unsuccessful IV's is lower in hospital as compared to prehospital and military situations. The rationale for this is that hospitals have more skilled personnel and difficulties in establishing IV's are correspondingly reduced. However, because of the importance of hospital trauma teams in emergency situations, and the importance of their input in developing emergency protocol in general, the Company has on hand a trauma advisory committee. The Company believes that this committee will be influential with progressive trauma team doctors.

Pre-Hospital Market

The pre-hospital market in North America is made up of over 48,000 ambulances in the United States and 3,600 in Canada (and over 100,000 worldwide). Most of the EMS representatives contacted as part of the marketing survey indicated that if the Company's adult intraosseous infusion system became an accepted practice in their jurisdiction that they would carry one intraosseous device in each ALS emergency vehicle. This translates into a potential market of 43,000 units for initial paramedic inventory. Actual annual usage would be far greater given the estimate that approximately five million IV's are established by emergency medical technicians throughout the United States and Canada each year. The market survey estimated that the number of patients where IV attempts have been unsuccessful is approximately 10% of the total number of IV's successfully established, Some estimates go much higher, including the American Heart Association that states up to 30 percent of the time in a pre-hospital setting vascular access, by conventional methods fail, and that the vast majority of these patients suffered either a cardiac arrest or a trauma related accident. Consequently, this failure to establish an IV results in an estimated 450,000 situations where the patient is transported without an IV being established. In addition, a large number of these failures are made up of the 600,000 people who die each year from cardiac arrest of which 50% die before reaching the hospital. Pyng has conducted extensive field trials on the F.A.S.T.1 System in the pre-hospital market. Published Reports indicate the median average for a paramedic to successfully gain central vascular access in the field is 60 seconds and the success rate is 95 percent. With over 10,000 units now having been manufactured and distributed into the United States the reports are consistant with the 60 second access rate and the 95 % success rate.

Military. The military market segment consists of two major components. First, the purchase of an initial supply of intraosseous devices for each medic and other personnel involved in emergency medical treatment in the military; and second, the replenishment of these initial inventories when they are used to treat the wounded in battle situations. The size of the military market is therefore difficult to quantify because the total number of units will be directly related to whether or not there are military conflicts. However, by way of example, during the Gulf War, had the 13,000 medics and 26,000 combat lifesavers been equipped with six and three intraosseous units respectively, a total of 160,000 intraosseous devices would have been required. The F.A.S.T.1 System has been successfully evaluated in the US Military at Walter Reed Army Research Institute as well as the John F. Kennedy School of Warfare. In addition the US Military has issued military stocking number 6515-01-453-0960 as well as NATO stocking number 8AM69 .

Pyng Medical Corp. has been supplying many sectors of the Special Operations Forces with the F.A.S.T.1 System, these forces include the Rangers, Marines, Airborn, Coast Guard and in January of 2003 the U.S. Army announced that the F.A.S.T.1 System would be used in all Combat Medics Kits, Ground Ambulance Kits, and Field Hospital Kits. This comes after some eight years of development with the Army Medical Department and School, AMEDD. We have trained military departments in many US Military Bases.

Sales Strategy

A different sales strategy is required for each market because of the manner in which the buying decision is made. In the military market, the purchase of medical devices is centralized whereas in the civilian hospital and pre-hospital markets the individual hospital or Ambulance Company makes most purchase decisions.

Hospital Market. The two options that exist for distribution to the hospital market are a dedicated company sales force or distributors of medical equipment and hospital supplies. The Company has decided to use medical distributors in order to reduce the size of sales force and the costs to maintain this sales force to distribute to over 7,000 hospitals throughout North America. The Company's technical sales support staff ensure that not only are the distributors and their sales staff fully trained but they will also provide in-field training for paramedic associations, ambulance companies, and hospital staff.

Pre-Hospital Market. The pre-hospital market, like the hospital market, is very broad, with no central buying group. For that reason, the Company utalizes distributors specializing in selling to pre-hospital emergency care providers. We have 5 major distributors in the US including BoundTree, Life Assist, Medic Master, Southeastern, and MSS

Military Market. The Company will employs an individual experienced in the selling of medical products to the military and the military procurement procedures. This individual will be responsible for worldwide sales of the F.A.S.T.1 to the military market and will be assisted by members of the Company's advisory board.

Patents/Trademarks/Proprietary Protection

The Company has developed an intraosseous infusion system that was granted two stand-alone patents's in the United States #5312364 and 5817052. Its inventor Michael W. Jacobs, President of the Company and of Pyng Medical Corp, assigned these patents to Pyng Medical Corp.

The product currently being manufactured by the Company, the Pyng F.A.S.T.1 device (First Access for Shock and Trauma) has as its basis U.S. patent #5,312,364 and #5817052 the Company is now

Concentrating all of its efforts on the F.A.S.T.TM system. Additional patents and improvements to patent #5,312,364 are pending but they are not necessary for the manufacture or use of the F.A.S.T.1 system.

F.A.S.T.1 is also trademarked under file #74487559.

The Company's patent #5,312,364 and #5817052 is fully protected in the United States and has been submitted to the International Patent Treaty organization for protection in the countries covered under that body. Approval in all areas covered by the Patent Treaty organization cannot be guaranteed until such time as the patent and the patent's pending have cleared in all countries covered under the treaty, a process which is not yet completed. In addition, Pyng Medical Corp. must file individually for patent protection in countries not parties to the Patent Treaty Organization in order to gain patent protection. Lack of clearance in the Patent Treaty Organization countries or lack of the Company filing in other countries will limit the patent protection afforded Pyng Medical Corp.

Market Competition

Adult intraosseous infusion in the sternal site is currently not performed as an established protocol in the medical community either in the hospital or pre-hospital environment. This is because there were, Prior to the introduction of the F.A.S.T.1 System, no devices available that are simple to use, could compensate for the various thickness of adult tissue, pierce the bone marrow to the correct depth, not interfere with the performance of CPR, establish access to the vascular system and fluid flow within ninety seconds, and remain in place during movement of a victim in an emergency situation.

Market competition includes (a) Suppliers of intraosseous needles; and (b) competitive procedures and equipment.

Existing intraosseous needles are currently marketed for bone marrow aspiration, tibia usage, and pediatric usage. In the market survey, intraosseous infusion was viewed as a second or third line of treatment in both the hospital and pre-hospital environment. Competing second/third line treatment includes intravenous cannulas, pneumatic antishock garments, and scalpels/ hemostats/catheters for venous cut down.

Regulatory Affairs

Manufacturing

The Company is currently manufacturing to all aspects of the regulatory approval and Good Manufacturing Practices (GMP) processes (both mandatory and voluntary) necessary to maintain full compliance with all international certification standards for the Company's products.

Pyng Medical Corp. has received U.S. FDA approval (#970380-510K),Canadian Health Protection Branch approval, ISO 9001, and CE Mark for Europe, to market the F.A.S.T.1 system for intraosseous infusion in North America.

The Company has completed the process for qualification under the European ISO 9001 standards. The Company intends to comply with filing, protocol and registration requirements within each target country and each target market.

Clinical

Extensive clinical trials under careful controlled conditions have already been conducted on sternal intraosseous infusion with support from the US Army. Most have been conducted in the United States. The FD.A.S.T.1 System was used and no apparent increased risks of complication were reported in any of these trials.

Cadaver and live animal studies have been done in accordance with all ethical codes and have been invaluable in providing confirmation on the effectiveness of the F.A.S.T.1 design as its has evolved.

Pre commercial market field trials started in September 1997. The Company received a grant of $98,845 from the British Columbia Science Council to conduct field trials. These have begun at Royal Columbian Hospital, St. Paul's Hospital, and at the B.C. Ambulance Service, all in British Columbia.

The Company has also completed field trials at the trauma center in Baltimore, Maryland, at the University of Maryland Medical Center. Minneapolis/St Paul, Phoenix, and several other major sites across America

Prior to using the system on patients, both all sites require formal protocols, and training which have been developed. Ethical approval has been received in Canada through the University of British Columbia and in the United States by the University of Maryland Medical Center.

Completion of training session at all sites is a manditory requirement prior to any sale and Pyng Medical Corp. has formal documentation for each site that must be signed off by the medical director in charge of any specific site, All distributors are trained to the level where they are capable of "training the Trainers" at all sites at both the Canadian and United States sites. The Company prepared the required training manuals and units for delivery in 2000. Since that time we have constantly upgraded the training kits and have developed new training videos and training materials.

U.S Military Trials

The U.S. military recently conducted clinical trials on over 800 patients to test the effectiveness of sternal infused volume expanding fluids. Volume expanding fluids enhance patient outcome by drawing fluids from other human tissues, causing a plasma volume increase of up to 3-fold in under ten minutes. Resuscitating a patient with normal saline solution through intravenous therapy can take up to 37 minutes. The specific fluid infused was HSD. The research demonstrated that patient outcomes were improved due to the intraosseous infused fluids. There was relatively little or no difference in absorption rates between the intravenous method and intraosseous infusion. These same trials reaffirmed other studies by illustrative that myocardial (muscular functions of the heart) functions increased, blood pressure increased (which led to a rise in organ blood flow), acid base was restored, urine output rose, and there were noticeable improvements in neurological functions; all within five minutes of initiating the procedure.

U.S. FDA Approval

The Company's 510(k) application with the US FDA (based on substantial equivalence to existing intraosseous pediatric and bone aspiration techniques) has been approved and received (#K970380) as of 4/15/97, giving the Company the ability to begin initial sales and testing. This approval determined that the Company's F.A.S.T.1 Intraosseous Infusion System device is substantially equivalent to devices marketed in interstate commerce prior to S/28/76, and therefore the Company can market the device subject to the general control requirements for annual registration, listing of devices, good manufacturing practice, labeling, and prohibitions against misbranding and adulteration.

Canadian Health Protection Branch Approval

In March 1997 the Company received Canadian Health Protection Branch approval to market the F.A.S.T.1 System in Canada.

Significant Suppliers and/or Customers

The Company has begun to mass market the F.A.S.T.1 System effective November 2000. Primarily all sales are conducted through our distribution network which is primarily made up of BoundTree Medical, Medic Master, Life Assist, SouthEastern Medical Supply, and MSS Medical Services.

All of the Company's sales to date have been from the F.A.S.T.1 System. During Fiscal 2001 sales were$361,569.00 and in Fiscal 2002 the were $579,148

Research and Development Activities

During Fiscal 2000,1999/1998/1997/1996/1995 the Company expended $659,000 $587,267 $583,213, $589,794, $337,795, and $155,381, on research and development efforts. These expenditures were primarily for prototype engineering and testing of the F.A.S.T. product at the field trial locations and at the Medical Device Development Centre at the Jack Bell Research Centre adjacent to the Vancouver General Hospital in Vancouver, B.C.

Under Canadian GAAP, all research and development and related administrative costs are capitalized until a marketable product is developed; upon the commencement of commercial production the accumulated capital costs will be amortized over future periods based upon revenues earned.

Under US GAAP, these costs are expensed in the period incurred.

all assets are located in Canada.

Employees

At 3/31/2002, the Company operated with the services of its three Directors, of which one is also an Executive Officer, and eight additional employees/consultants. There is no collective bargaining agreement in place.

ITEM 2. DESCRIPTION OF PROPERTY

The Company rents 6,000 square feet of office space and Manufacturing Facility for administrative, research and development, and manufacturing efforts. The Company also houses its marketing operations from this location.

The Company's head office and manufacturing facility occupies 6000 square feet of rented space at #7-13511 Crestwood Place, Richmond British Columbia V6V2E9. The Company considers the facility adequate for current purposes.

This 6000 square foot facility includes design engineering and manufacturing capability, which specialized in Medical Device development, manufactured products, fully trained personnel. Component manufacturing for the F.A.S.T.1 are being coordinated from both of these facilities.

The assembly, testing, sterilization and packaging (including warnings, disclaimers, indemnification, instructions and labeling) for the F.A.S.T.1 are manufactured at the above facilities. The Company works with a list of qualified medical device injection molders and assemblers, which have the required FDA/GMP standards along with ISO 9002 certification and the UK Medical Device certification.

ITEM 3. LEGAL PROCEEDINGS

In 1989 Pyng Technologies Corp. and Pacific Unicorn (now B.P.I. Industries Inc.) were sub-licensees under an agreement between the University of California and BioLogix Inc., which had acquired the license for the University of California patent for intraosseous infusion. The terms of the sub agreement allowed Pyng and Pacific Unicorn to correct any deficiencies left by BioLogix, if BioLogix failed to meet the terms of the license agreement. In 1992, when BioLogix failed to meet the terms, the University of California canceled the license and entered into an option agreement with Pyng and Pacific Unicorn to acquire the license. In 1993, upon formation of Pyng Medical Corp. (at the time 60% owned by Pyng Technologies and 40% by Bio-Pak Industries) the University of California entered into a license agreement with Pyng Medical Corp. for the same technology originally licensed to BioLogix.

A lawsuit was initiated against BioLogix on 2/23/1993 in the Supreme Court of British Columbia by Bio-Pak Industries and Pyng Technologies Corp., to recover $300,000 that was advanced to BioLogix to spend on development of the University of California patent.

Pyng Medical Corp. and Bio-Pak Industries are named in a counter claim, started by BioLogix Inc. The counter claim is for damages for lost investment to date, loss of business goodwill, and for future revenues and sales.

Recently, the parties have preliminarily agreed to drop both suits and each party will be responsible for their own related expenses.

The company has also been notified that a former consultant to the company is suing for dismissal with out cause. The company believes this to be spurious laws suit at best since the company let the consultant go, with cause, in November of 1994

Other than discussed above, the Company does not know of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. Other than discussed above, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 4.

CONTROL OF REGISTRANT

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, United States residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as disclosed below.

As of 3/31/2002, the only persons/companies known to the Registrant to be the beneficial owner of more than ten percent (10%) of the outstanding common shares of the Registrant was Michael Jacobs, whose holdings are described in Table No. 1.

Table No. 1 lists as of 3/31/2002 all Directors and Executive officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive officers as a group.

Table No. 1

Shareholdings of Directors and Executive Officers
Title of Class	Name of Benefical Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michael W. Jacobs(1)	3,916,832	34%
Common	Pawel Lukowski(2)	161,522	1.6%
Common	Terence B. Turner(3)	33,500	0.1%
Common	Charles Pollack, M.D	12,000	0.05%
Total	Directors/Officers	4,123,854	37.1%

(1) 3,000,000 shares are escrowed property shares where release from escrow is controlled by Canadian regulatory authorities, refer to ITEM #14. 750,000 shares are escrowed principal shares where release from escrow is controlled by Canadian regulatory authorities, refer to ITEM #14. 150,000 represent currently exercisable stock options; 25,500 represent currently exercisable warrants.

(2) 15,000 represent currently exercisable warrants.

(3) 30,000 represent currently exercisable stock options.

Based on 10,826,096 shares outstanding as of 3/31/2002, and stock options and warrants owned by each beneficial holder.

ITEM 5. MATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, having the trading symbol PYT The shares began trading in April 1988 and have CUSIP# 746908-10-2

The Company's common shares trade on the OTC Bulletin Board in the United States having the trading symbol "PYNGF". The shares began trading in May 1998 and have CUSIP# 746908-10-2.

Table No. 2 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last two fiscal years. The closing price on 9/30/99 was CDN$2.10.

Table No. 2

TSX Venture Exchange Stock Trading Activity

Quarter Canadian Dollars

Ended Volume High Low Closing

09/30/2002 312,000 35 .26 .32

06/30/2002 389,376 .38 .35 .45

03/31/2002 532,218 .45 .30 .45

12/31/2001

Table No. 3 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares since listing. The closing price on 9/30/2002 was 27 cents.

Table No. 3

OTC Bulletin Board

Stock Trading Activity

Quarter

Ended Volume High Low Closing

6/30/2002 51,600 .29 .12

The Company's common shares are issued in registered form. C.I.B.C. Mellon Trust Company (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the common shares.

On 30/9/2002, the shareholders' list for the Company's common shares showed 99 registered shareholders and 10,826,096 shares outstanding. Thirty-Five (3S) of these registered shareholders were U.S. residents, holding 1,467,392 shares or 13.56% of the outstanding shares.

The Company has researched indirect holdings and estimates that there were about 150 "holders of record" resident in the United States, holding the above shares.

Based on the above research and other research, the Company estimates that there are over 105O beneficial shareholders.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADRIs) or similar certificates.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "NAFTA investor" as defined in the ICA) where: (I) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than SO% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for acquisition or establishment of a new business.In areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, the ICA regulates three methods of acquiring control of a Canadian business. (1) The acquisition of all or substantially all of the assets used in carrying on the Canadian business. (2) The acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business. (3) The acquisition of voting shares of an entity that controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control. Unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors. The threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $15O million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.

These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

ITEM 7. TAXATION

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership. The jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Registration Statement. The current administrative practices of Revenue Canada, Customs, Excise and Taxation this summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada)

The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Investment Act). Under the Investment Act, as amended: An investment in the Registrant's common shares by an American would be revisable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million.

Disposition of Common Shares

If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "'substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares pending ratification of the Protocol amending the treaty. The Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public). This will result in a deemed dividend to the U. S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "'taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition. The non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention. Unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

Certain United States Federal Income Tax Consequences

The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a ("'U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker, dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable- to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "'foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. - Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "'high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) The amount of cash plus the fair market value of any property received, and (ii) The shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (A) the number of shareholders of its common shares (B) the majority ownership of its shares by Canadian residents and (C) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a "Foreign Personal Holding Company", ""Foreign Investment Company", "Passive Foreign Investment Company", nor a "Controlled Foreign Corporation".

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)). And the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company". As defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("'United States shareholder"), the Company could be treated as a controlled foreign corporation" under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code) of the Company; of the Company's earnings invested in U.S. property; and of earnings invested in excess passive assets" (as specifically defined by the Code) . the Company, In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8. SELECTED FINANCIAL DATA

The selected financial data in Table No. 4 for Fiscal 1999,1998, 1997, and 1996 ended September 30th was derived from the financial statements of the Company. These statements are included elsewhere in this Annual Report and have been audited by Jung and Lee, independent Chartered Accountants, as indicated in their report.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM #91 " Management's Discussion and Analysis of Financial Condition and Results of Operations".

Reference is made to notes to financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company is financial statements.

Table No. 4

Selected Financial Data

(CDN$ in 000, except per share data)
	Year Ended	Year Ended	Year Ended
	9/30/2000	2001	2002

Revenue	$118	$361	$579
Net Income (loss)	(249)	(1,034)	(593)
(Loss) per Share	(0.02)	(.16)	(.08)
Dividends Per Share	0.00	0.00	0.00
Wtg. Avg. Shares (000)	9,820	9,820	10,320
Working Capital	1,708	689	478
Long-Term Debt			182
Deferred R&D (1)			2,785
Shareholders' Equity			4,040
Total Assets			4,847
US GAAP Net Loss (1)			(753)
US GAAP EPS (2)			(0.12)
US GAAP Wtd. Av Shares			6,070
US GAAP Shareholders' Equity			1,873

(1) Under US GAAP, the Company would have expensed research and development costs in the period incurred and would have reduced the net loss by the minority interest in losses of a subsidiary.

(2) Under US GAAP, the Company would not have included the contingent cancellable escrowed principal (750,000 shares) and property shares

(3,000,000 shares) in the calculation of the weighted average number of shares.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 5 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended September 30th, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 5

U.S. Dollar/Canadian Dollar
	Average	Close	High	Low
Fiscal Year Ended 9/30/2002
Fiscal Year Ended 9/30/2001
Fiscal Year Ended 9/30/20
Fiscal Year Ended 9/30/99	1.47	1.48	1.52	1.38
Fiscal Year Ended 9/30/98	1.46	1.43	1.56	1.37
Fiscal Year Ended 9/30/97	1.37	1.38	1.40	1.34
Fiscal Year Ended 9/30/96	1.37	1.37	1.38	1.33
Fiscal Year Ended 9/30/95	1.37	1.34	1.42	1.34
Fiscal Year Ended 9/30/94	1.36	1.34	1.40	1.30

The exchange rate was 1.58 Canadian Dollars to one U.S. Dollar at Sept. 30, 2002.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto contained elsewhere in this Annual Report. The financial statements of the Company are prepared in conformity with Canadian GAAP, which do not materially differ from US GAAP (except as disclosed in the notes to the financial statements).

LIQUIDITY AND CAPITAL RESOURCES

During the past five years, the Company has financed its operations and development primarily through sales by its subsidiary and the issue of share capital.

The Company believes that its existing cash, cash generated from operations and the exercise of outstanding stock options and share purchase warrants will be sufficient to meet its cash requirements for the foreseeable future.

Fiscal 2002 Highlights.

We would like to overview fiscal 2002 and the results for the year. The full financial details are attached with audits performed by Jung and Lee, Chartered Accountants. Attached you will also find disclosures for the Annual General Meeting and Proxy generated by Lang, Michener, Lawrence and Shaw our attorneys and set for February 15th, 2002. We are planning on having the meeting at Lang Michener located on the 15th floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E4N7 604-689-9111. This will enable shareholders who come to the meeting the opportunity to view our presentation in the boardroom. Anyone that is planning on attending, please notify our office at 604-303-7964, so that we might determine how many are expected.

There have been significant changes with the CDNX market since the Toronto Exchange acquired it. Significant changes also take effect this year, which is proposed, in the new regulations along with a significant number of proposed changes to the CDNX. These changes are a very important issue for shareholders including management and will have to be voted on by shareholders through a Proxy Vote. Please be sure to fill out your Proxy and send it in.

This Annual Report to the Shareholders and the attached financials covers fiscal period October 1st 2001 to September 30th 2002. Our discussion will cover Pyng Medical Corp. and provide an overview of what our business plans are for fiscal period 2003. The Financial Statements are consolidated and which includes Pyng Technologies, and Pyng Medical Corp.

To advance the F.A.S.T. 1 System to market has required substantial capital outlay.

We have financed most, if not all, from capital reserves that were on hand at the beginning of this period, and or cash flow from operations, additional capital was introduced through a small private placement in early 2002, in which we raised $320,928.00 The total raised was $352,299 less legal cost of $22,875.00 and commissions paid of $8,469.

The company also issued 65,718 shares, with no share purchase warrant attached, at 45 cents per share for total proceeds of $29,573. These proceeds were used to pay off the company's legal fees.

FILINGS/ Other Matters

All regulatory Filings for British Columbia, Alberta, and the US Securities Commission have been filed and are up to date.

Pyng Medical has arranged a Line of Credit from the Pacific Coastal Credit Union totaling 400,000, $200,000 is for capital equipment and $200,000 for a revolving line of credit. As of September 30th 2002 we had utilized $145,900 in our operating line of credit and had a balance on our capital equipment loan of $182,254.

BPI Industries was a minority shareholder in Pyng Medical Corp. and had a commitment to pay 8.2 percent of the expenditures for the fiscal period October 1st 2001, to September 30th, 2002

BPI has indicated that they will not be participating in any further expenditure and we will enter into negotiations to acquire a 100 percent interest in Pyng Medical Corp. Subsequently we have entered into an agreement with Unicorn Medical Systems Inc. that Pyng Technologies Corp. will purchase all of their outstanding interest in Pyng Medical Corp., subject to TSX approval owned by Unicorn Medical Systems Inc. This agreement is described in detail in the information circular.

Legal Proceedings

As Reported in a news release Pyng Tech and Pyng Medical Corp. along with its directors has been issued a Writ from a former employee who was dismissed in 1994. The basis of the lawsuit is for wrongful dismissal. Our Attorneys believe this to be void due to time limitations, spurious at best and will proceed to respond as the need exist to this lawsuit. The Claim is for unspecified damages, stock options, escrow shares, and other compensation as the Court sees fit. We fully stand behind the dismissal for cause of this consultant to the company and will fully defend our position.

Pyng Medical Corp.

Sales for Pyng Medical reached $579,148.00 for this fiscal period.

Gross Margin was $304,524 while Costs of Sales was $274,624. Costs of sales comprised opening inventory, Purchases, less closing inventory. Deferred Research and Development costs accumulated on the FAST1 System is $ 3,798,071 with patent expenses of $76.146 at the end of the fiscal period, adjusted for depreciation.

Capital Assets were $345,741.00 less accumulated depreciation of $75,611 - Net Capital Assets were $270,130 Cash at the end of the fiscal period was minimal with inventory, accounts receivable, other receivables, and prepaid totaling $$459,231.00.

Amortization and depreciation accounted for $89,870

Cash flow since September 30th has increased substantially with $247,000 invoiced in the first 90 days plus invoiced sales of $148,000 in January with booked orders exceeding $211,000.

We have subsequently raised $167,000 in a small private placement, which will add to cash balances and reduce payables. Financing Activities included issuance of capital stock from a Private Placement for $320,000

Net Loss for the Fiscal Period was cut in half to $593,976 after adjustments for amortization, depreciation, losses on Subsidiary C.C.P. and adjustments for Canadian and US GAAP now that Pyng Medical Corp. has moved from the Rand D stage to Production.

Sales and Significant Distribution Changes

It should be noted that the sales for this fiscal period represented only our first full year in production and were in fact 60 percent above fiscal 2001 with total sales of $579,148

These sales were distributed at 80 percent to the civilian market and 20 percent to the military

Our distribution network continues to grow. We had established the following as initial distributors for the F.A.S.T.1 System

BoundTree, Parr, Southeastern, Life Assist, and Biologix all of which are emergency medicine distributors with sales forces concentrated on the EMS market.

BoundTree and Parr joined forces during this period and they have acquired PMX Medical to form the largest Emergency Medical Distributorship in the Continent.

We have added Medic Master in the Southeastern area, primarily Florida.

We have disassociated ourselves with Biologix but have added MSS Ltd. In the Northwest Territories.

The combined organization of BoundTree Parr PMX will provide Pyng Medical Corp. the business opportunity to be associated with the Continent's largest distributor of emergency medical products, equipment and related supplies to Emergency Medical Service Units,

Military.

We have entered into a U.S. Department of Veterans Affairs World Wide Contract under Contract #V797P4335A

Which provides access to the military veterans affairs hospitals throughout the world.

We have also been supplying several special operations commands as mentioned in the overview and we expect military sales to be a significant contributor to sales in the future.

Ion the 31st of January of 2003 the US Army has notified us that the F.A.S.T.1 System was approved for inclusion in all Combat Medics Kits, Ground Ambulance Kits and Field Hospital Kits. This stemmed from over 8 years of work that we have put into the US Military. Michael W. Jacobs led the effort to have the System approved by the US Army and we are gratified by the fact that our hard efforts and the performance of the F.A.S.T.1 System have culminated in the announcement from the US Army.

We are also working on the US Navy and Airforce and have already supplied some Systems to the US Marines.

Future Sales Projections

We are projecting sales in calendar year 2003 to grow to $1,370,000 with an initial profit being projected at the end of the year 2003.

This growth will be impacted by the ability to raise capital.

We are confident that raising capital either in one lump sum or in trounces will be achieved, however, we must point out that failure to raise capital could negatively impact the company's growth because our need for strong marketing may be negatively impacted

We will be closely monitoring the sales growth and planning additions to meet the demand. We intend to be fully flexible in our growth and will continue to exercise fiscal restraint commensurate with our business plan. We are confident that when our fiscal goal for 2003 is met we will see substantial growth, following the increased market penetration of 2003. We are projecting sales of $3,632,000 in Fiscal Period 2004.

Our sales projections are based upon a conservative model and we are fully confident that they will and can be achieved. This growth will require additional staff including Marketing and Sales Manager additional production personnel and additions to the engineering department.

We also have new challenges with the achievement of being cleared for sale in Europe. This will require some marketing and promotional expense and we will seek an appropriate partner in Europe to build upon this opportunity.

Final Statement

In a final comment to this years report I wish to thank all who have supported our goal of bringing the F.A.S.T. 1 System full circle. This life saving device is now gaining solid support in the emergency medical environment worldwide. Pyng Medical Corp. has been active both with sales and training with the US and foreign Military Forces. We are shipping to our expanding distribution base and each day new inquiries are received. Our distributors have a strong commitment to increasing the penetration of the F.A.S.T.1 System into the Emergency Medical Market Place.

As shareholders, I believe, you can see the many changes that have taken place in our company in the last year. We are now posed to move rapidly forward to reach the goal of profits and dividends for our shareholders.

As our company grows so will the opportunities for potential alliances and new product development. We will not only be "Saving Lives / Saving Time" but we are committed to profit as well.

Fiscal 1999 Ended 9/30/2000

The Company expensed $608,160.00 during this period on Research and Development on the F.A.S.T.1 System for Adult Intraosseous Infusion inclusive of $20,893 in acquisition of patents, under US GAAP, these costs would be expensed in the year occurred. However at the end of the fiscal period had $1,635,000 in working capital.Net loss for the year was ($249,174.) Total income for the year was $148,542 inclusive of $93,146 in interest and expenses total $416,535.

Deficit at the beginning of this fiscal period was ($1,332,185) with the deficit at the end of this fiscal period ($1,581,359) which equated to a net loss per share of $(0.02)

A private placement of 420,393 shares was completed at $1.96 per unit netting $823,970 with each unit consisting of one common share and one warrant to purchase an additional share at $1.96 in the first year and at $2.26 in the second year. Warrants for 320,381 were exercised during this fiscal period raising $490,586.

RESULTS OF OPERATIONS

Fiscal period Ended 9/30/99

The Company continued to advance the F.A.S.T. 1 to market with announcements that it had concluded its field trials and was organizing and planning for production which was expected in the first quarter to the second quarter of 2000.

The Company's wholly owned subsidiary Canadian Custom Profiles Ltd. generated sales of $118,131 with a gross profit of $55,396 after costs of sales of $62,735. The Company will actively market this subsidiary for sale in 2000. The spent $608,160 inclusive of acquisition of patents, on Research and Development during this fiscal period. The Company is confident that sales for the F.A.S.T. 1 System will start in fiscal period 2000 and has hired a full time Marketing Director to organize distribution. Twenty three news release were sent out during this fiscal period and are attached to the financial section. All financials have been audited by Jung and Lee accountants and have been converted to US GAAP for this fiscal period. Effective December 12th, 1999 Pyng Technologies Corp. is now on the Canadian Venture Exchange which is an amalgamation of the Vancouver and Alberta Stock Exchanges. The Symbol in Canada remains at PYT.. The Company also is listed on OTC Bulletin Board under PYNG-F.

Fiscal 1998 Ended 9/30/98 vs. Fiscal 1997

The Company continued to advance its F.A.S.T. 1 System with additional field trials, additional patent protection, and studies of the system by hospitals, the military and various conferences.

The Company's wholly owned subsidiary, Canadian Custom Profiles Ltd., generated sales of $125,777 with a gross profit of $47,834. Sales fell 37% during Fiscal 1998 reflecting the impact of the recession effecting British Columbia, especially in the construction trades, which the subsidiary serves. Management is considering all aspects of this subsidiary and anticipates making a decision during Fiscal 1999 as to the viability of selling the subsidiary to concentrate all efforts on the F.A.S.T. 1 System.

The Company invested substantial time and funds on bringing the F.A.S.T. 1 System closer to market. During Fiscal 1998, $611,625 was invested in research/development inclusive of international patent pursuit and trademarks. The Company is in the final stages of its field trial evaluations in preparation for mass production. To-date, the Company has spent over $2.2 million on research/development over a four-and-one-half-year period.

During the year:

- The Company received a $100,000 grant from the B.C. Science Council.

- F.A.S.T. 1 was featured at the Emerging Medical Technologies Conference in Washington D.C.

- Field trials on the F.A.S.T. 1 System began in both Canada and the United States.

- The University of Maryland Medical Centers agree to head up the US field trials

- The U.S. military issued a national stocking number.

- Additional patent protection was given by the US Patent Office

- NATO issued a Commercial and Governmental Entity number.

- FDA cites F.A.S.T. 1 as a "'significant medical breakthrough"

- F.A.S.T. 1 featured at International Conference on Emergency Medicine

- F.A.S.T. 1 success confirmed at V.A. Hospital in Baltimore

- F.A.S.T. 1 to be evaluated by Walter Reed Army Center

- F.A.S.T. 1 enters pre-hospital market with ambulance service

- F.A.S.T. 1 in Arizona Heart and Maricopa Hospitals, Phoenix

- Rural/Metro, the number two ambulance service in the USA reaches agreement with the Company

- Approval received in New York and Missouri

- First phase of military evaluation successful

Fiscal 1997 Ended 9/3097 vs. Fiscal 1996

All of the Company's sales and revenues during Fiscal 1997 continued to be produced by its subsidiary, Canadian Custom Profiles, Ltd. No sales were made during this period of the Company's F.A.S.T.1 technology.

Sales for Fiscal 1997 were $197,695, down from Fiscal 1996 by $57,438 or 22.5%. This was due to increases in raw material costs and the accompanying price increase the Company had to impose. Gross margin for Fiscal 1997 was 36%, greater than the 31. 6% gross margin for Fiscal 1996, reflecting a price increase that was made during Fiscal 1997 that exceeded the escalating material costs for the year.

Total expenses for Fiscal 1997 ended 9/30/97 were $337,451 compared to $267,069 for Fiscal 1996 ended 9/30/96, an increase of 26%. Overall this increase reflects the increased financing activities of the Company, the preparation and finalizing of U.S. FDA and Canadian health authorities, and the preparation to begin market field trials for the F.A.S.T.I technology.

Legal and accounting expenses were up $24,382 in Fiscal 1997 compared to Fiscal 1996, investor relations was up $12,594, transfer agent and shareholder information were up $9,761, and licenses, insurance and filing fees were up $8,174; all reflecting the increase in financing and regulatory activities during the year.

Travel expenses were up $16,196 for Fiscal 1997, and wages and benefits were up 21,389; reflecting primarily an increase in the Company's marketing and regulatory activities.

Some expenses were reduced for Fiscal 1997 compared to Fiscal 1996, principally advertising and promotion, bad debts, commissions, and consulting fees; reflecting primarily the downturn in sales of the Company's extruded baseboard molding products.

The Company's principal activities continued to center on the preparation of the F.A.S.T.1 technology for the marketplace including engineering, research and development of the product, various regulatory approvals, and preparation for the pre-commercial field trials that began in September 1997.

Differences Between U.S. and Canadian GAAP

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company except the following items.

Research and Development Costs. Under Canadian GAAP, research and development costs incurred by companies in the development stage may be deferred. Under US GAAP, these expenditures must be expensed as incurred. Research and development costs incurred by a subsidiary company, Pyng Medical Corp., have been deferred under Canadian GAAP and recorded on the Company's consolidated balance sheet. Expensing these costs in accordance with US GAAP would result in increased expenses of $587,267, $583,213, $589,794, and $337,795 in Fiscal 1999/1998/1997 respectively. Net loss for these years under US GAAP would be ($760,305) ($842,914), ($749,096) and ($562,809) for Fiscal 1999/1998/1997/, respectively.

Property and Principal Escrow Shares. Under Canadian GAAP, the property and principal escrow shares are included in the calculation of the weighted average number shares for the earnings (or loss) per share calculation. Under US GAAP these shares are not included in the weighted average number of shares. Since the 3,000,000 property escrow shares and 750,000 principal escrow shares represent over one-half of the shares outstanding in the Company and the loss with research and development costs included is much higher, the result is a considerably larger loss per share under US GAAP when compared to Canadian GAAP. Under US GAAP the loss per share would have been ($0.12), ($0.17) and ($0.20) for Fiscal 1999/1998/1997, respectively.

Shareholders' Equity. If, according to US GAAP the $2,785,568 of Fiscal 1999 and $2,198,301 of Fiscal 1998 deferred research and development costs had been written off during the years. incurred (offset by an adjustment for the non-controlling interest of (326,260), the balance sheet of the Company as of 9/30/99 and (250,124)9/30/98 under US GAAP would reflect shareholders' equity as ($1,581,359) and ($1,332,185), respectively.

Statement of Cash Flow. Under US GAAP, the statements of cash flows reflects only cash transactions affecting financing and investing activities whereas under Canadian GAAP, the statement includes non-cash activities in financing activities. This results in a difference only in the form of presentation. In addition, under US GAAP, term deposits assigned as security for demand loans are to be excluded from the cash balance on the balance sheet and in the statement of cash flows. on the balance sheet as of 9/30,2002, 9/30/2001,9/30/2000,9/30/99 and 9/30/98, this reclassification would result in a "Cash and Term Deposits" balance of $1,486,908 and $1,045,380 under US GAAP compared to a balance of $1,592,913 and $1,113,972 under Canadian GAAP.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

Table No. 6 lists as of 3/31/99 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors
Name	Age	Date First Elected or Appointed
Michael W. Jacobs (1)(2)	58	November 1986
Pawel Lukowski (1)(2)	54	October 1987
Terence B. Turner (1)(2)	52	November 1986
Charles Pollack	48	September 2000

(1) Resident/citizen of Canada.

(2) Member of Audit Committee.

As of 3/31/2002, the only Executive Officer of the Company was Michael W. Jacobs, President/CEO, who has served in this capacity since September 1985. The Executive officer serves at the pleasure of the Board of Directors and devotes full time to the affairs of the Company.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive officer.

There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 11. EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-off pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #12, "Options to Purchase Securities from Registrant or Subsidiary".

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1999 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

During Fiscal 2002, no funds. were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

Except for the stock option program discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No Executive Officer/Director received compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation. All Executive Officers/ Directors as a group did not receive other compensation, which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

During Fiscal 2002, a total of two Executive Officers /Directors received a total of $156,000 (Can.) in cash compensation for both individuals.

There are no written employment agreements with any Director or Executive Officer.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR

SUBSIDIARIES

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange and the British Columbia Securities Commission. The Registrant has no formal written stock option plan.

Under the stock option program, stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. .

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value (subject to regulated discounts) of such common shares on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares for the ten trading days on the TSX Venture Exchange immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.15 exercise price per share.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth in Table No. 6 as of 9/30/99, as well as the number of stock options granted to Directors and all employees as a group.

Table No. 6

Stock Options Outstanding
Name	Number of Shares of Common Stock	Exercise Price	Expiration Date
Michael W. Jacobs	150,000	$1.28	4/14/2003
Terence B. Turner	30,000.90		4/14/2003
Pawel Lukowski	30,000.90		4/14/2003
David Johnson	150,000.90		4/14/2003
Total officers/Directors (4 persons)	410,000
Total Employees/Advisors (6 persons)	308,000	..90	4/14/2003
Total	718,000

Share Purchase Warrants

Table No. 7 lists, as of 3/31/99, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

Number of Number of

Share Share Expiration

Purchase Purchase Date of

Effective Warrants Warrants Exercise Price Share

Date of originally Still First Second Purchase

Issuance Granted Outstanding Year(1) Year(2) Warrants .55 9/30/2002

9/30/2001 420,393 420,393 .55 .66 9/30/2000

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2002 the Company incurred no management fees, office overhead, and salary to Michael W. JacobsThere is no formal lease agreement with Jacob Bros. Machine Works for the rent paid by Pyng Medical. In addition

Other than as disclosed above, there have been no transactions since 9/30/94,or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive officer, or beneficial holder of more than 10% of the outstanding common stock. Any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Registrant is 100,000,000 common shares without par value of which 10,826,096 shares were issued, and outstanding.

All of the authorized common shares of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Registrant, holders of common stock are entitled to receive pro rata the assets of the Registrant, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Registrant is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Registrant's securities, other than those discussed in ITEM #6, "Exchange Controls and Other Limitations Affecting Security Holders".

There are no restrictions on the repurchase or redemption of shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Refer to ITEM #12, for a description of stock options and share purchase warrants, if any.

In accordance with the Company Act of British Columbia and the Registrant's Articles of Incorporation, shareholder's rights are not subject to modification, amendment or variation without a vote of the shareholders. Unless the Company Act or the Registrant's Articles or memorandum otherwise provide (as summarized in the following paragraph), any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Registrant's Articles and the B.C. Company Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring Registrant's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all or substantially all of the Registrant's undertakings;

e. Removing a Director before the expiration of his term of office;

f. Certain alterations of share capital;

g. Changing the Registrant's name,

h. Altering any restrictions on the Registrant's business.

  Certain re-organization of the Registrant.

Principal Escrow Shares

As of 9/30/2002, the Registrant had issued 750,000 shares of " Principal Escrow" common stock at $0.01 per share. The shares are held as indicated below:

Michael W. Jacobs - 550,000 shares

Employees/Others - 200,000 shares

The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever, or released. Nor may the Registrant, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the British Columbia Securities Commission.

The terms of the escrow agreements provide that a portion of the consideration for the original issuance of the escrowed shares is to encourage the escrow shareholders to act in the best interests of the Registrant. If the Registrant becomes successful, due in part to the efforts of the escrow shareholders or any one of them, the escrow shareholders shall be entitled to maintain their ownership of the escrowed shares and to a release of the shares from the terms of the escrow agreements, from time to time, in accordance with the general policies of the British Columbia Securities Commission or the TSX Venture Exchange.

The terms of the amended escrow agreements further provide that any escrow not release by 5/10/2003 will be cancelled

Property Escrow Shares

As of 3/31/2002, the Registrant had issued 3,000,000 shares of "Property Escrow" common stock for a total of $1.00. The shares were issued to and are held by Michael W. Jacobs, President/CEO and Director of the Registrant.

The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Registrant, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the British Columbia Securities Commission.

The terms of the escrow agreement provide that a portion of the consideration for the original issuance of the escrowed property shares is to encourage the escrow shareholders to act in the best interests of the Registrant. If the Registrant becomes successful, due in part to the efforts of the escrow shareholders, or any one of them, the escrow shareholders shall be entitled to maintain their ownership of the escrowed shares and to a 'release of the shares from the terms of the escrow agreement, from time to time, in accordance with the general policies of the British Columbia Securities Commission or the TSX Venture Exchange.

The property shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of the Registrant, as evidenced by the Registrant's annual audited financial statements. "Cash Flow" is defined as Net Income or loss before tax, adjusted for certain add-backs. For each $2.66 of cumulative cash flow generated by the Registrant from its operations, one property share may be released from escrow. The terms of the escrow agreement further provide that any property escrow shares not released shall be canceled if the Registrant's common stock are subject to a cease trade order for two consecutive years.

The terms of the amended escrow agreement further provide that any escrow shares not released by 5/10/2003 will be cancelled unless an extension is approved by the Majority of the minority. Michael Jacobs cannot vote on any extension.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's annual audited financial statements are stated in Canadian Dollars (CDN$). The statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Jung & Lee, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements for Fiscal 2002/2001

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) Financial Statements

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Jung & Lee, independent Chartered Accountants, for the audited financial statements and notes thereto is included herein immediately preceding the audited financial statements.

Audited Financial Statements:

Fiscal 2002/2001, Ended September 30th

Auditor's Report, dated 09/30/2002

Consolidated Balance Sheet at 9/30/2001 and 9/30/2002

Consolidated Statement of Loss and Deficit for the years ended 9/30/2002

Consolidated Statement of Changes in Shareholders' Equity for the years ended 9/30/2001/2002

Consolidated Statement of Changes in Financial Position for the years ended 9/30/2001/2002

Notes to Consolidated Financial Statement

B.C. FORM 51-901F

(Previously Form 61)

QUARTERLY REPORT

Incorporated as part of: X Schedule A

Schedules B & C

(Place "x" in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: Pyng Technologies Corp.

ISSUER ADDRESS: Unit #7 - 13511 Crestwood Place, B.C., V6V 2E9

ISSUER TELEPHONE NUMBER: (604) 303-7964 FAX: 303-7987

CONTACT PERSON: Michael Jacobs

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 303-7964

FOR QUARTER ENDED: September 30, 2002

DATE OF REPORT: December 18, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Michael Jacobs "Michael Jacobs" 03 / 02 / 10

NAME OF DIRECTOR SIGN (TYPED) DATE SIGNED (YY/MM/DD)

Pawel Lukowski "Pawel Lukowski" 03 / 02 / 10

NAME OF DIRECTOR SIGN (TYPED) DATE SIGNED(YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

PYNG TECHNOLOGIES CORP.

Consolidated Financial Statements and Auditors' Report

September 30, 2002 and 2001

AUDITORS' REPORT

To the Shareholders,

Pyng Technologies Corp.

We have audited the consolidated balance sheet of Pyng Technologies Corp. as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C "Jung & Lee"

December 18, 2002 Chartered Accountants

PYNG TECHNOLOGIES CORP.

Consolidated Balance Sheet

As at September 30, 2002 and 2001

2002 2001

ASSETS

Current

Cash and term deposits

Accounts receivable

Other receivables

Inventories

Prepaid

Deferred research and development

Capital assets - Note 3

Patent - Note 4

LIABILITIES

Current

Bank credit line - Note 6

Accounts payable

Due to shareholders - Note 12(a)

Loan payable - Note 5

Current portion of capital lease liability

Capital lease liability - Note 7

Non-controlling interest

SHAREHOLDERS' EQUITY

Capital Stock - Note 8

Contributed surplus - Note 9

Deficit

$ - 100,620 170,813 192,639 13,949 478,021 3,798,017 270,130 76,146 $ 4,622,314 $ 145,935 255,618 17,820 182,254 1,709 603,336 1,425 458,095 1,062,856 7,099,076 7,433 (3,547,051) $ 4,622,314	$ 236,885 113,409 99,938 226,600 12,873 689,705 3,819,554 345,741 83,102 $ 4,938,102 $ 200,000 302,100 21,718 166,664 1,709 692,191 3,134 439,844 1,135,169 6,748,575 7,433 (2,953,075) $ 4,938,102

Approved by the Directors:

"Michael Jacobs", Director

"Pawel Lukowski", Director

See accompanying notes to the financial statements

PYNG TECHNOLOGIES CORP.

Consolidated Statement of Loss and Deficit

For the Years Ended September 30, 2002 and 2001

2002 2001

Sales

Cost of sales

Gross Margin

Interest and miscellaneous income

Gain on settlement of payable

Expenses

Advertising and promotion

Amortization of capital assets

Amortization of deferred research and development costs

Bad debts

Interest and bank charges

Lab testing

Legal and accounting

Licenses, insurance and filing fees

Management fee

Marketing

Office, printing and miscellaneous

Production supplies

Rent and utilities

Research and development

Transfer agent and shareholder information

Travel

Wages and benefits

Income (loss) from continuing operations

Before non-controlling interest

Non-controlling interest

Income (loss) from continuing operations

Discontinued operations (Note 11)

Net income (loss) for the year

Deficit, beginning of the year

Deficit, end of the year

$ 579,148

274,624

304,524

15,859

88,350

408,733

38,899

87,720

21,536

-

22,132

-

141,207

46,498

-

17,306

110,870

52,471

71,083

-

19,150

40,192

386,270

1,055,334

(646,601)

52,625

(593,976)

-

(593,976)

(2,953,075)

$(3,547,051)

$ 361,592

250,385

111,207

34,585

-

145,792

63,672

106,030

10,643

1,008

19,941

7,642

94,246

38,012

48,000

47,688

66,492

-

118,450

250,937

19,547

56,073

342,168

1,290,549

(1,144,757)

110,054

(1,034,703)

(92,108)

(1,126,811)

(1,826,264)

$(2,953,075)

Earnings (loss) per share Continued operations Net loss	$(0.08) $(0.08)	$(0.16) $(0.17)
Basis and diluted weighted average number Of shares outstanding See accompanying notes to the financial statements	7,076,096	6,641,569

PYNG TECHNOLOGIES CORP.

Consolidated Statement of Cash Flows

For the Years Ended September 30, 2002 and 2001

2002 2001

Operating activities

Net income (loss) for the year

Items not involving movement of cash

- Amortization of capital assets

- Amortization of deferred research and development cost

- Discontinued operations

- Non-controlling interest

Net change in non-cash working capital balances *

Financing activities

Bank credit line

Advances from shareholders

Loans payable

Issuance of capital stock for cash

Restricted term deposits

Capital lease liability

Investing activities

Acquisition of patent

Acquisition of capital assets

Proceeds on sale of marketable securities

Increase (decrease) in cash during the year

Cash and cash equivalents, beginning of the year

Cash and cash equivalents, end of the year

$(593,976) 87,720 21,536 - (52,625) (808) (538,153) (54,065) (3,898) 15,590 350,501 - (1,709) 306,419 (1,504) (4,247) 600 (5,151) (236,885) 236,885 $ -	$(1,126,811) 106,030 10,643 19,928 (110,054) (9,263) (1,109,527) 49,479 (1,069) 162,668 415,024 103,996 - 730,098 (1,807) (119,442) 70,000 (51,249) (430,678) 667,563 $ 236,885

  This movement comprises accounts receivable, inventories, prepaid and accounts payable.

Supplemental disclosure of cash flow information
Interest paid Income tax paid	$ 21,534 $ -	$ 18,502 $ -

See accompanying notes to the financial statements

PYNG TECHNOLOGIES CORP. Schedule A

Schedule of Discontinued Operations

For the Years Ended September 30, 2002 and 2001

2002 2001

Income Sales Cost of sales Gross profit Expenses Amortization Bad debts Insurance Administration Rent and utilities Wages Operating loss from discontinued operations	$ - - - - - - - - - - $ -	$ 4,048 30,641 (26,593) 5,640 1,526 1,424 10,361 19,886 12,390 51,227 $(77,820)

See accompanying notes to the financial statements

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

1. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.

The financial statements have, in management opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

A) B) c)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and the following subsidiaries, which are involved in the production and sale of plastic mouldings and research and development of the F.A.S.T. 1 emergency medical system.

Canadian Custom Profiles Ltd. - wholly owned

Pyng Medical Corp. - 89% owned.

Canadian Custom Profiles Ltd. ceased operations in 2001 (Note 11).

The Company follows the equity method of accounting for investments over which it has significant influence.

Marketable Securities

Marketable securities are recorded at lower of cost or fair market value.

Inventories

Inventories are valued at the lower of cost and net realizable value.

D) E)

Capital Assets and Amortization

Capital assets are recorded at cost and the Company provides for amortization computed under the following methods:

Plant and equipment 10% declining balance

Medical equipment 20% declining balance

Leasehold improvements 30% straight-line

Computer equipment 30% declining balance

Software 100% straight-line

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all the benefits and risks of ownership of property to the company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation in order to reflect the acquisition and financing. Assets recorded under capital leases are being amortized on the basis as described in Note 1 (d). Rental payments under operating leases are expensed as incurred.

F) G) H) I) J) K)

Deferred Research and Development Costs

Pyng Medical Corp. was in the process of researching and developing a medical device on the F.A.S.T. 1 emergency medical system. All research and development and related administrative costs to commencement of commercial production are capitalized. The accumulated capitalized costs prior is being amortized over five years based upon revenues earned. All other expenditures for research, development and improvement of the FAST system are expensed or incurred.

Intangible Assets

Patents are recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents. Technology license costs are recorded based on the fair value of consideration paid.

Patents are amortized using the straight-line method over 10 years. The amounts shown for patents do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialisation of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations.

Stock Based Compensation

The Company grants stock options to certain employees and consultants as described in note 10. No compensation is recognized for these plans when common shares are issued or stock options granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged to contribute surplus or retained earnings.

Earnings (loss) Per Share

Earning (loss) per share is calculated on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as the outstanding options and warrants are anti-dilative.

Income Taxes

The Company account for and measures future tax assets and liabilities in accordance with the liability method.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measure using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Revenue Recognition

Revenue from sales of the company=s products are recorded at the time the product is shipped, provided that collection of the proceeds of sale is reasonably assured.

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 3

1. Significant Accounting Policies - cont'd

L) m)

New Accounting Policy

The Company adopted, retroactive to October 1, 2001, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) regarding section 3500 "Earnings per Share". For the years ended September 30, 2002 and 2001, the implementation of this new policy had the effect of decreasing the basic and diluted weighted average number of shares outstanding by the number of escrowed shares, resulting in an increase of $0.06 in the prior year basic and diluted loss per share before and after discontinued operations.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") issued a new Handbook Section 3062 entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for the Company=s fiscal year beginning October 1, 2002. The Company does not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, the Company will adopt the recommendations of the new CICA Handbook section 3870, Stock-Base Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards granted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used. The Company will adopt effective October 1, 2002 the disclosure only provision for stock options granted to employees.

2. Financial Instruments

The company's financial instrument consist of cash, accounts receivable, other receivables, bank credit line, accounts payable, amounts due to shareholder and loan payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 4

3. Capital Assets 2002 2001

Plant and equipment Medical Equipment Leasehold improvements Computer equipment Software Less: Accumulated amortization	$ 96,069 280,301 52,590 29,696 67,442 526,098 255,968 $ 270,130	$ 96,669 280,301 52,590 25,449 67,442 522,451 176,710 $ 345,741

4. Patent

2002 2001

Patent Less: amortization	$ 84,606 8,460 $ 76,146	$ 83,102 - $ 83,102

5. Loan Payable 2002 2001

The Company's subsidiary has a promissory note bearing interest at prime plus 3/4% per annum, repayable on demand. If payment is not otherwise demanded, monthly principal and interest payments of $4,167 are required. The note is secured by general security agreement over all the assets and undertakings of the subsidiary.

$ 182,254	$ 166,664

6. Line of Credit

A subsidiary of the Company has established credit facilities for up to $200,000 under a line of credit with its bank. The line of credit bears interest at prime plus 3/4% per annum and is secured under the general security agreement described in Note 5.

7. Obligations Under Capital Leases

The following is a schedule of future minimum lease property together with the balance of the obligation under capital leases.

2003 2004 Total minimum lease payments Less: imputed interest Balance of obligation Less: current portion	$ 2,101 1,752 3,853 719 3,134 1,709 $ 1,425

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 5

8. Capital Stock

2002 2001

Number of Number of

Shares Amount Shares Amount

Authorized:

100,000,000 common shares without par value

Outstanding:

Balance, beginning of year

- Common shares for cash

- Common shares for

Consulting services

- Common escrow shares

Issued and fully paid

Issued during the year

For cash:

- Private placements

Balance, end of the year

6,760,478 25,000 3,750,000 10,535,478 848,605 11,384,083	$ 6,695,324 45,750 7,501 6,748,575 350,501 $7,099,076	6,436,240 25,000 3,750,000 10,211,240 324,238 10,535,478	$6,280,300 45,750 7,501 6,333,551 415,024 $ 6,748,575

Private Placements

During 2002, the Company issued 782,887 shares, with non-transferrable share purchase warrants attached, at $0.45 per unit for total proceeds of $320,928 ($352,299 less legal costs of $22,875 and finders fee of $8,496). The warrants entitle the holders to purchase up to an additional 782,887 common shares of the Company at $0.55 per share until May 29, 2004.

The Company also issued 65,718 shares, with no share purchase warrants attached, at $0.45 per share for total proceeds of $29,573. The proceeds were used to pay off company=s outstanding legal fees.

9. Contributed Surplus

The Company sold treasury shares in 1998 for $8,262 resulting in a surplus of $7,433.

10. Stock Options and Warrants Outstanding at September 30, 2002:

Number Exercise

Of Shares Price Expiry Date

Stock Options Employee stock options Employee stock options Employee stock options	20,000 655,000 150,000	$ 2.21 $ 0.90 $ 1.28	Oct. 17/2002 Sept. 24/2003 Sept. 24/2003

PYNG TECHNOLOGY CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 6

10. Stock Options and Warrants Outstanding at September 30, 2002 - cont'd

Warrants

Warrants purchasing up to 324,238 common shares at $1.60 per share on or before March 9, 2003.

Warrants to purchase up to 782,887 common shares at $0.55 per share on or before May 29, 2004.

11. Discontinued Operations

In May 2001, the Company=s subsidiary Canadian Customs Profiles Ltd. sold its equipment for $70,000 and discontinued operations.

The assets and liabilities of Canadian Customs Profiles Ltd. As at September 30, 2002 and 2001, were as follows:

2002 2001

Assets Liabilities	$ - $ 24,897	$ - $ 24,897

As a result of the dispositions, the net loss attributable to the discontinued operations includes the loss from disposal of the equipment of $14,288 and an operating loss of $77,820 (Schedule A), from October 1, 2000 to May 31, 2001.

12. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

A) B)

Due to Shareholders

No management fee & office overhead in 2002 (2001 - $55,800 for management fees and office overhead which were forgiven in 2002) were paid to a company in which a major shareholder of the Company has an interest. A balance of $17,820 (2001 - $21,718) is due to a shareholder for expenditures made on behalf of the Company.

Advances from shareholders do not bear interest and do not have definite terms for repayment.

Payment to Directors

A director and operations manager for the Company's subsidiary received $16,500 (2001 - $12,390) in wages during the year.

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 7

13. Government Grant

The Department of Foreign Affairs and International Trade has agreed to provide financial assistance to Pyng Medical Corp. for a portion of the eligible costs incurred during May 2, 2002 to May 2, 2003 to a maximum of $50,000 under the PEMD Program.

The company is required to repay the PEMD 4% of any incremental export sales over the base sales from the effective date of the agreement to the 3rd anniversary of the expiry date.

The Company has received $8,580 of grant during the year.

14. Income Taxes

a) Details of the components of income taxes are as follows:

2002 2001

Loss before income taxes Expected income tax recovery at statutory rate of 39.62% (2001 - 44.62%) Adjustment in income taxes resulting from: Unrecognised losses and other unclaimed deductions	$(593,976) (235,333) 235,333 $ -	$(1,126,811) (502,783) 502,783 $ -

b) Future income taxes:

Future income taxes result primarily from differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The temporary differences that give rise to future tax assets and liabilities at September 30, 2002 and 2001 are as follows:

2002 2001

Future tax assets (liabilities)

Non-capital losses carried forward

Capital assets

Deferred research and development costs

Other

Net future asset valuation allowance

Future tax asset valuation allowance

$ 2,344,000 98,000 (284,500) (5,000) 2,152,500 (2,152,500) $ -	$ 2,672,000 74,800 (60,757) (9,000) 2,477,043 (2,477,043) $ -

The Company and its subsidiaries have temporary differences between the tax and accounting, bases of assets as well as losses carried forward from prior years (which can be used to reduce future years= taxable income and expire between 2003 and 2009), which total approximately $5,900,000. Since it cannot be reasonably determined at this time if it is more likely than not that the Company will realize the benefits of the future income tax assets, no potential benefit have been recorded in the financial statements.

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 8

15. Commitments

An employment agreement with two individuals to act as President and CEO of Pyng Medical Corp. are being negotiated. Under the terms of previous agreement, Pyng Medical Corp. was required to pay an aggregate annual salary of $145,000 plus reasonable expenses properly incurred in connection of their duties up to a maximum aggregate amount of $6,000. The Company has also granted an aggregate stock option of 350,000 common shares to the individuals.

Pyng Medical Corp. has a five-year lease commitment on its Richmond production premises. The company is required to pay rent of $3,975 per month for the first two years and $4,095 per month for the last three years. The lease expires on September 30, 2006.

16. Contingencies

a) In February, 1993, Pyng Medical Corp. and Pyng Technologies Corp., together with Biopac

Industries Inc. and Unicorn Medical Systems Inc. (the "Plaintiffs") commenced an action against Biologix Inc. and various other parties (the "Defendants") for breach of contract. The Defendants filed a Statement of Defence and Counterclaim in March 1993. Since that time no further action has been taken by either the Plaintiffs or the Defendants. The Plaintiffs have proposed to the Defendants that the parties execute a mutual Consent Dismissal Order, dismissing their respective claims. The Defendants have tentatively agreed to this proposal and a draft Consent Dismissal Order has been sent by the Plaintiffs to the Defendants for execution.

b) In December 2001, Pyng Technologies Corp. and Pyng Medical Corp. were served with a

Statement of claim by a former director of Pyng Medical and consultant of Pyng Technologies Corp. He was claiming 1,000,000 escrow shares for work done on a quantum merit basis, general damages, punitive damages, interest and cost. The boards of directors of the company consider the suit to be without merit as his relationship with the company ended in November 1994.

17. Segmented Information

The Company's business is comprised of the production and sale of plastic mouldings and the research and development and production of an emergency medical system trademark F.A.S.T.1 for adult

Intraosseous infusion.

Assets	F.A.S.T. 1 $	Plastic Moulding $	Corporate $	Eliminations $	Consolidated $

September 30, 2002 Deferred. R&D Other Assets September 30, 2001 Deferred R&D Other Assets	3,798,017 642,213 3,819,554 561,478	- - - -	- 4,476,868 - 5,551,543	- (4,294,784) - (5,194,473)	3,798,017 824,297 3,819,554 918,548

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 9

17. Segmented Information - cont'd

Revenue and Expenses	F.A.S.T. 1 $	Plastic Moulding $	Corporate $	Eliminations $	Consolidated $

Year Ended September 30, 2002 Revenues Interest income Other income Gain on settlement of accounts payable Interest expense Amortization expense Segment loss	579,148 58 13,995 88,350 20,995 108,128 478,406	- - - - - - -	- 1,806 - - 1,140 1,128 168,195	- - - - - - -	579,148 1,864 13,995 88,350 22,133 109,256 646,601

Year Ended September 30, 2001 Revenues Interest income Other income Interest expense Amortization of capital Assets, research and develop cost and goodwill Segment loss	361,592 1,315 6,059 19,439 115,146 1,000,491	4,048 - 5,124 5,640 92,108	- 8,255 18,955 502 1,527 144,266	(4,048)* - - (5,124)* (5,640)* (92,108)*	361,592 9,570 25,014 19,941 116,673 1,144,757

*Discontinued operations (Note 11)

18. Material Differences Between Canadian and United States Generally Accepted Accounting

Principles

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company in the preparation of these consolidated financial statements, except with respect to the following items:

A)

Under generally accepted accounting principles in Canada (Canadian GAAP), research and development costs incurred by companies in the development stage may be deferred for fiscal periods beginning prior to April 1, 2000. Under United States accounting principles (U.S. GAAP), research and development costs must be expensed as incurred. Research and development costs incurred by a subsidiary company, Pyng Medical Corp., have been deferred and recorded on the Company's consolidated balance sheet.

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 10

18. Material Differences Between Canadian and United States Generally Accepted Accounting

Principles

B) C) d)

Under U.S. GAAP, shares issued to employees for an amount less than fair market value are considered to be compensation. Therefore, release of the property escrow shares and the principal escrow shares may result in recognition of compensation expense. This expense would be the difference between the fair market value of the shares when released and the issue price of $1 for the 3,000,000 property escrow shares and $0.01 per share for the 750,000 principal escrow shares.

U.S. GAAP requires disclosure of comprehensive income (loss), which includes all changes in equity during a period except shareholder transactions. The Company had no other comprehensive income (loss) items for the years ended September 30, 2002 and 2001.

Under U.S. GAAP The Following Changes Would Have Been Made:

I) Consolidated Statements of Loss and Deficit

2002 2001

Net loss for the year Canadian GAAP Amortization of deferred assets U.S. GAAP	$(593,976) 21,536 $(572,440)	$(1,126,811) 10,643 $(1,116,168)

Loss per share under U.S. GAAP Continued operations Net loss	$(0.08) (0.08)	$(0.15) $(0.17)

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 11

18. Material Differences Between Canadian and United States Generally Accepted Accounting

Principles - cont'd

d) Under U.S. GAAP The Following Changes Would Have Been Made:

ii) Consolidated Balance Sheets

2002 2001

ASSETS

Deferred research and development costs

Canadian GAAP

Adjustment to expense costs

U.S. GAAP

NON-CONTROLLING INTEREST

Canadian GAAP

Adjustment for research and development costs

U.S. GAAP

SHAREHOLDERS' EQUITY

Deficit

Canadian GAAP

Adjustment

U.S. GAAP

$ 3,798,017 (3,798,017) $ - $ 458,095 (458,095) $ - $(3,547,051) (3,339,922) $(6,886,973)	$ 3,819,554 (3,819,554) $ - $ 439,844 (439,844) $ - $(2,953,075) (3,379,710) $(6,332,785)

e)

Stock Option Plans

In accordance with Canadian GAAP and under APB Opinion 25 and the disclosure-only provisions of FASB 123, because the exercise price of the Company=s stock options equals the market price of the stock on the date of the grant, no compensation expense was recorded.

However, for US GAAP purposes, under FASB 123 "Accounting for Stock-Based Compensation" the Company is required to provide pro-forma information as if compensation cost for the Company's stock option plan had been determined using the fair value based method prescribed in FASB 123. Accordingly, for US GAAP purposes, the Company's net loss and loss per share would have been adjusted to the following pro-forma amounts under the fair value provisions of FASB 123:

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 12

18. Material Differences Between Canadian and United States Generally Accepted Accounting

Principles - cont'd

2002 2001

Net Loss As reported in - 18 d) I) Pro-forma	$(572,440) $(748,739)	$(1,116,168) $(1,210,185)

Basic Net Loss per Share As reported in - 18 d) I) Pro-forma	$(0.08) $(0.08)	$(0.15) $(0.17)

No options were granted in the year ended September 30, 2002.

The fair value of stock options granted was estimated on the dated of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001:

Dividend yield Expected volatility Risk-free interest rate Expected lives	0% 126% 5.25% 2 years

The weighted average fair value of options granted during the year was $Nil (2001 - $0.33) per option.

f) Income Taxes

The method of accounting for income taxes adopted by the company is substantially similar to U.S. GAAP ("FAS 109"). Accordingly, there are no material net differences between Canadian and U.S. GAAP in relation to accounting for income taxes except for use of different terminology as U.S. terminology refers to "deferred tax" assets or liabilities.

Under SFAS 109, the Company would record the benefit of tax losses subject to a valuation allowance, when it is more likely than not those losses will ultimately be utilized. As at September 30, 2002 and 2001, the Company's deferred tax assets for U.S. GAAP purposes are eliminated by a valuation allowance, resulting in no net tax benefit being recorded, as described in Note 14 for Canadian purposes.

g) Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets" (FASB 142). SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition SFAS 142 requires that the Corporation identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful live. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Corporation complete a transitional goodwill impairment test six months from the date of adoption. The Corporation is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The Corporation has determined that the adoption of SFAS 142 will have no material impact on its financial position and results of operations.

PYNG TECHNOLOGIES CORP.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001 - Page 13

18. Material Differences Between Canadian and United States Generally Accepted Accounting

Principles - cont'd

g) Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending August 31, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Management believes the adoption of this statement will have no material impact on the financial statements.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates the current requirement that gains and losses on extinguishments of debt must be classified as extraordinary items in the statement of operations. Instead, the statement requires that gains and losses on extinguishments of debt be evaluated against the criteria in APB 30 to determine whether or not it should be classified as an extraordinary item. Additionally the statement contains other corrections to authoritative accounting literature in SFAS No. 4, 44 and 46. The provisions for debt extinguishments are applicable for fiscal years beginning after May 15, 2002 and the other changes were effective for all financial statements issued on or after May 15, 2002. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not have a material impact on its financial position and results of operation.

19. Comparative Figures

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

PYNG TECHNOLOGIES CORP.

September 30, 2002

Schedule B: Supplementary Information

1.	A) b)	During the year ended September 30, 2002, a company director was paid wages of $16,500 for his services as a production technician. Cost of sales is comprised of:

F.A.S.T. 1

Emergency Medical Systems

Opening inventory Purchases Ending inventory	$ 226,600 240,663 (192,639) $ 274,624

2.	Related party transaction: Nil.

3.	Securities issued during the quarter ended September 30, 2002: Nil Stock options granted during the quarter: Nil

4.	A) B) C) D)

Authorized capital - 100,000,000 common shares, without par value.

Issued capital 11,384,083 common shares

Stock options and warrants outstanding as at September 30, 2002: See note 10 of the Financial Statements.

Included in the issued capital are 3,750,000 shares currently held in escrow and issued for proceeds of $7,501.

5. Directors:

Michael Jacobs - President, CEO, CFO Pawel Lukowski Terrence Turner Charles Pollack Jar.

Officer Edward Bence - Secretary

PYNG TECHNOLOGIES CORP.

Unit 7 - 13511 Crestwood Place, Richmond, B.C., Canada, V6V 2E9

ANNUAL REPORT TO SHAREHOLDERS FOR FISCAL 2002.

Dear Shareholder, I would like to report on the affairs of Pyng Technologies Corp. and Pyng Medical Corp. for our upcoming Annual General Meeting. Documents for this meeting and the attached resolutions are enclosed and I urge you to take the time to respond as we are proposing several major changes that will effect your company.

Pyng Technologies Corp. and it's operating subsidiary Pyng Medical Corp. have now become well established as world leaders in the field of Adult Intraosseous Infusion with our trademark F.A.S.T.1™ System for Adult Intraosseous Infusion. This is quite an achievement for your company and the products as more and more civilian and military sites started using our life saving products. In fact over 500 sites are now actively using the System and more are added each month through our distribution channels.

From our product launch in November of 2000 the company has seen a climbing demand for our life saving emergency medical product, this demand in many ways was motivated by Pyng Medical Corp. consistent attention paid to our customers and our distributors, their emergency medical systems customers, and ultimately the end user the Paramedic, EMT, etc.

Training across America, from California to New York, has been and will be necessary as part of our introduction of the F.A.S.T.1 System, and with sales climbing with knowledge about the obvious life saving advantages that our product offers we continue to push hard for better results.

Our product, fully supported by the company that created it and a distribution network that believes in its capabilities, will continue we believe to penetrate through all areas, both civilian and military, as time goes on. We have also penetrated into the Special Operations Command, US Army Rangers, US Airforce, Navy Seals, and the Marines and we expect that this coverage will get much broader.

We are very pleased to announce that Pyng Medical Corp. has just been notified that the US Army has approved the use of the F.A.S.T.1 System into all Combat Medics Kits, Ground Ambulance Kits, and Field Hospital Kits.

But the realities of September 11th, 2001 and the aftermath of corporate fraud seen in the news had a dramatic effect on the capital markets and Pyng Technologies Corp. stock suffered just like the vast majority out there.

This placed strains on the company's ability to raise capital and the resultant inability to achieve the desired goal that we had hoped to obtain in fiscal 2002. We did however manage to raise approximately $365,000, which, while not enough to fully implement our business plan, it did help considerably during the year.

Pyng Medical Corp. under the direction of Dr. David Johnson, President, and Judy Findlay C.E.O., were under the added stress of dealing with cut backs on every front including wages, overhead, and expenses in order to preserve capital and live within our much restricted budgets. All those involved in the company pulled together and while there is still a capital need that must be addressed we see the light at the end of the tunnel with ever increasing sales across North America.

No greater satisfaction can be achieved by a small medical device company than to realize that their product was directly responsible for saving lives in their selected field of pre-hospital emergency medicine. I believe I speak for all at Pyng Medical Corp. when I say that we are "truly gratified by the reaction to the F.A.S.T.1 System".

News Release over the year have indicated our progress as we have moved from average sales of $35,000 per month reported in December 2001, to over $585,000 in sales reported for the year ending the fiscal quarter September 2002.

  Record sales of $106,600 reported in March
  Sales to Puerto Rico of $22,300 was reported in April
  We successfully negotiated a Worldwide Federal Supply Schedule Contract with the U.S. Department of Veterans Affairs announced in May of 2002.
  Pyng Medical Corp. meets with the U.S. Army Medical Command, March 2002
  September 2002 we have reported that Pyng Medical Corp. achieved five International Standards for Quality Standards, ISO 9001, ISO 13485:1996, EN 46001:1996, Canadian Medical Device Regulations 1998, and Medical Device Directive 93/42/EEC Annex II for CE marking in Europe.

This represents the highlights from this fiscal period and they are indicative of the achievements that we accomplished during this fiscal year.

Since the end of the fiscal period in September things have really started to look up as we entered into an agreement to purchase all the remainder of the shares in Pyng Medical Corp that were owned by Unicorn Medical Systems Inc. a subsidiary of BPI Industries, reported in January of 2003.

In January of 2003 we also reported record sales of $247,800 for the period ending in December 2002.

(2)

We reported in February 2003 that the U.S. Army announced the inclusion of the F.A.S.T.1 System in all Combat Medics Kits, Field Hospital Surgical Supply Sets and Ground Ambulance Medical Kits. A very major announcement that will, we are convinced have a dramatic effect on our future sales in 2003 and beyond.

Sales have grown substantially in fiscal 2003 with record booked sales in January of $211,000 and this was on top of invoiced sales in December 2002 reaching $138,500.

The future looks bright and we are working hard to continue the up trend but I must add in a word of Caution, we still need to raise capital to achieve our business plan and we intend to do that but I believe that as we continue to see increased sales from all sources this will become much easier and in fact could be accomplished through negotiated borrowing or bridge financing if necessary. We have these options open to us as sales grow.

In summary I would like to thank all of the hard working, dedicated people at Pyng Medical Corp. for achieving all they have in a year, which, came with some pitfalls. They have always been up to the task in the past and I am confident that our future will be bright with continued success.

I also urge the shareholders again to make sure that they take the time to review the Information Circular that is attached.

Several important issues are to be voted on and your participation is expected in order that we have a clear mandate to continue with the growth of your company.

The Board of Directors and the Executive of both Pyng Medical Corp. and Pyng Technologies are proposing that we make several changes to the Board of Directors so that we can reflect the new governance issues that are becoming necessary under the new guidelines proposed in both Canada and the United States so that we can grow as a company. The slate that we are proposing brings together some great talent to move our company forward.

We are proposing that Pyng Technologies Corp. and Pyng Medical Corp. be amalgamated into one company called Pyng Medical Corp. This will, if deemed to be beneficial to the shareholders and the company, be acted upon by the Board of Directors, This will mean potential costs savings and simplicity in a new, highly regulated, public market system. The intent is to have the Board address all benefits during the upcoming year and to be acted upon, if the benefits are there.

We are also requesting that all shareholders consider and favorably vote on the extension of performance-based escrow shares so that the executive can continue to perform under an incentive based system. The escrow requires sales to substantially increase and to generate cash flow of $2.66 per share in order to earn out 1 share of escrow. This is an incentive for the executive and also may be an important asset that could be utilized in negotiations for a strategic partner. The details are outlined in the proposal and it is a very important issue for the entire executive at this juncture in Pyng Medical Corp. and Pyng Technologies. The extension has the approval by The TSX Venture Exchange, subject to the approval of the majority of the minority. In the event that the shareholders fail to approve the proposed amendment to the Escrow Agreement, the Escrow Shares will be cancelled on May 10, 2003, the result being that the number of shares outstanding will be reduced from 12,219,083 to 8,469,083. This will have the effect of increasing each shareholder's proportionate interest in Pyng Technologies; however, it will also result in management losing control of Pyng Technologies as these shares, while not tradable, do carry a vote. Management, in particular Michael Jacobs, David Johnson and Judy Findlay have led the Pyng companies to the successes to date. It is this team of individuals that is needed to drive the company into the future.

Elimination of the escrow shares in 2003 would come at precisely the wrong time, as management's prior efforts, contacts, experience and reputation in the medical device industry are now yielding positive results. A new phase of management commitment and continuity is needed. The best and most recent example of the need for management continuity is the recent decision by the U.S. Army, the greatest ground force in the world, to include the System in all Combat Medic bags and Ground Ambulance Medical Equipment sets used by the U.S. Army. Mr. Jacobs has developed and is continuing to develop business relationships with major buyers of the System in the military organizations. David Johnson and Judy Findlay who, along with Michael Jacobs, have developed the technology and led the company which is now producing and marketing the F.A.S.T.1 System are needed to realize the market potential, expand production, manage the companies growth, and support the F.A.S.T.1 product and its evolution as it continues to enter the market. The escrow shares form an important part of the motivation of this team of individuals in leading the company. Escrow is released ONLY as the company performs and revenue is realized. Allowing the escrow to expires prior to full market realization of the F.A.S.T.1 System will significantly and deleteriously affect the market success of the F.A.S.T.1 and ultimately the success of Pyng Technologies Corp. if the key individuals are deprived of this motivation.

I have attached the highlights on the financial side as well as legal, filings, projections, and other business that has occurred or might occur in the new fiscal period.

On Behalf of the Board,

Michael W. Jacobs, Chairman/President

Fiscal 2002 Highlights.

We would like to overview fiscal l2002 and the results for the year. The full financial details are attached with audits performed by Jung and Lee, Chartered Accountants. Attached you will also find disclosures for the Annual General Meeting and Proxy generated by Lang, Michener, Lawrence and Shaw our attorneys and set for February 15th, 2002. We are planning on having the meeting at Lang Michener located on the 15th floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E4N7 604-689-9111. This will enable shareholders who come to the meeting the opportunity to view our presentation in the boardroom. Anyone that is planning on attending, please notify our office at 604-303-7964, so that we might determine how many are expected.

There have been significant changes with the CDNX market since the Toronto Exchange acquired it. Significant changes also take effect this year, which is proposed, in the new regulations along with a significant number of proposed changes to the CDNX. These changes are a very important issue for shareholders including management and will have to be voted on by shareholders through a Proxy Vote. Please be sure to fill out your Proxy and send it in.

This Annual Report to the Shareholders and the attached financials covers fiscal period October 1st 2001 to September 30th 2002. Our discussion will cover Pyng Medical Corp. and provide an overview of what our business plans are for fiscal period 2003. The Financial Statements are consolidated and which includes Pyng Technologies, and Pyng Medical Corp.

To advance the F.A.S.T. 1 System to market has required substantial capital outlay.

We have financed most, if not all, from capital reserves that were on hand at the beginning of this period, and or cash flow from operations, additional capital was introduced through a small private placement in early 2002, in which we raised $320,928.00 The total raised was $352,299 less legal cost of $22,875.00 and commissions paid of $8,469.

The company also issued 65,718 shares, with no share purchase warrant attached, at 45 cents per share for total proceeds of $29,573. These proceeds were used to pay off the company's legal fees.

FILINGS/ Other Matters

All regulatory Filings for British Columbia, Alberta, and the US Securities Commission have been filed and are up to date.

Pyng Medical has arranged a Line of Credit from the Pacific Coastal Credit Union totaling 400,000, $200,000 is for capital equipment and $200,000 for a revolving line of credit. As of September 30th 2002 we had utilized $145,900 in our operating line of credit and had a balance on our capital equipment loan of $182,254.

BPI Industries is a minority shareholder in Pyng Medical Corp. and has a commitment to pay 8.2 percent of the expenditures for the fiscal period October 1st 2001, to September 30th, 2002

BPI has indicated that they will not be participating in any further expenditure and we will enter into negotiations to acquire a 100 percent interest in Pyng Medical Corp. Subsequently we have entered into an agreement with Unicorn Medical Systems Inc. that Pyng Technologies Corp. will purchase all of their outstanding interest in Pyng Medical Corp., subject to TSX approval owned by Unicorn Medical Systems Inc. This agreement is described in detail in the information circular.

Legal Proceedings

As Reported in a news release Pyng Tech and Pyng Medical Corp. along with its directors has been issued a Writ from a former employee who was dismissed in 1994. The basis of the lawsuit is for wrongful dismissal. Our Attorneys believe this to be void due to time limitations, spurious at best and will proceed to respond as the need exist to this lawsuit. The Claim is for unspecified damages, stock options, escrow shares, and other compensation as the Court sees fit. We fully stand behind the dismissal for cause of this consultant to the company and will fully defend our position.

Pyng Medical Corp.

Sales for Pyng Medical reached $579,148.00 for this fiscal period.

Gross Margin was $304,524 while Costs of Sales was $274,624. Costs of sales comprised opening inventory, Purchases, less closing inventory. Deferred Research and Development costs accumulated on the FAST1 System is $ 3,798,071 with patent expenses of $76.146 at the end of the fiscal period, adjusted for depreciation.

Capital Assets were $345,741.00 less accumulated depreciation of $75,611 - Net Capital Assets were $270,130 Cash at the end of the fiscal period was minimal with inventory, accounts receivable, other receivables, and prepaid totaling $$459,231.00.

Amortization and depreciation accounted for $89,870

Cash flow since September 30th has increased substantially with $247,000 invoiced in the first 90 days plus invoiced sales of $148,000 in January with booked orders exceeding $211,000.

We have subsequently raised $167,000 in a small private placement, which will add to cash balances and reduce payables. Financing Activities included issuance of capital stock from a Private Placement for $320,000

Net Loss for the Fiscal Period was cut in half to $593,976 after adjustments for amortization, depreciation, losses on Subsidiary C.C.P. and adjustments for Canadian and US GAAP now that Pyng Medical Corp. has moved from the Rand D stage to Production.

Sales and Significant Distribution Changes

It should be noted that the sales for this fiscal period represented only our first full year in production and were in fact 60 percent above fiscal 2001 with total sales of $579,148

These sales were distributed at 80 percent to the civilian market and 20 percent to the military

Our distribution network continues to grow. We had established the following as initial distributors for the F.A.S.T.1 System

BoundTree, Parr, Southeastern, Life Assist, and Biologix all of which are emergency medicine distributors with sales forces concentrated on the EMS market.

BoundTree and Parr joined forces during this period and they have acquired PMX Medical to form the largest Emergency Medical Distributorship in the Continent.

We have added Medic Master in the Southeastern area, primarily Florida.

We have disassociated ourselves with Biologix but have added MSS Ltd. In the Northwest Territories.

The combined organization of BoundTree Parr PMX will provide Pyng Medical Corp. the business opportunity to be associated with the Continent's largest distributor of emergency medical products, equipment and related supplies to Emergency Medical Service Units,

Military.

We have entered into a U.S. Department of Veterans Affairs World Wide Contract under Contract #V797P4335A

Which provides access to the military veterans affairs hospitals throughout the world.

We have also been supplying several special operations commands as mentioned in the overview and we expect military sales to be a significant contributor to sales in the future.

Ion the 31st of January of 2003 the US Army has notified us that the F.A.S.T.1 System was approved for inclusion in all Combat Medics Kits, Ground Ambulance Kits and Field Hospital Kits. This stemmed from over 8 years of work that we have put into the US Military. Michael W. Jacobs led the effort to have the System approved by the US Army and we are gratified by the fact that our hard efforts and the performance of the F.A.S.T.1 System have culminated in the announcement from the US Army.

We are also working on the US Navy and Airforce and have already supplied some Systems to the US Marines.

Future Sales Projections

We are projecting sales in calendar year 2003 to grow to $1,370,000 with an initial profit being projected at the end of the year 2003.

This growth will be impacted by the ability to raise capital.

We are confident that raising capital either in one lump sum or in trounces will be achieved, however, we must point out that failure to raise capital could negatively impact the company's growth because our need for strong marketing may be negatively impacted

We will be closely monitoring the sales growth and planning additions to meet the demand. We intend to be fully flexible in our growth and will continue to exercise fiscal restraint commensurate with our business plan. We are confident that when our fiscal goal for 2003 is met we will see substantial growth, following the increased market penetration of 2003. We are projecting sales of $3,632,000 in Fiscal Period 2004.

Our sales projections are based upon a conservative model and we are fully confident that they will and can be achieved. This growth will require additional staff including Marketing and Sales Manager additional production personnel and additions to the engineering department.

We also have new challenges with the achievement of being cleared for sale in Europe. This will require some marketing and promotional expense and we will seek an appropriate partner in Europe to build upon this opportunity.

Final Statement

In a final comment to this years report I wish to thank all who have supported our goal of bringing the F.A.S.T. 1 System full circle. This life saving device is now gaining solid support in the emergency medical environment worldwide. Pyng Medical Corp. has been active both with sales and training with the US and foreign Military Forces. We are shipping to our expanding distribution base and each day new inquiries are received. Our distributors have a strong commitment to increasing the penetration of the F.A.S.T.1 System into the Emergency Medical Market Place.

As shareholders, I believe, you can see the many changes that have taken place in our company in the last year. We are now posed to move rapidly forward to reach the goal of profits and dividends for our shareholders.

As our company grows so will the opportunities for potential alliances and new product development. We will not only be "Saving Lives / Saving Time" but we are committed to profit as well.

All of the Staff at Pyng Technologies Corp. and Pyng Medical Corp. wish to send our heart felt thanks for the support and the comments that you have shared over the last year and we can assure you that we will continue to work in the future as hard as ever on your behalf. Please take the time to Vote on the enclosed Proxy, These Issues are important for our company and require your vote.

On Behalf of the Board.

Michael W. Jacobs, President

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B) Index to Exhibits:

Page

1. Certificate of Incorporation, By-Laws, Articles

- Incorporated by Reference to Form 20-F Registration

Statement (as amended) --

2. Instruments defining the rights of holders of equity or debt securities being registered.

--- Refer to Exhibit No. 1 ---

3. Material Contracts:

- Incorporated by Reference to Form 20-F Registration

Statement (as amended) and Form 6-K's-

4. Foreign Patents: Not Applicable.

5. Diagram of Parent and Subsidiaries: Incorporated by reference to Form 20-F Registration Statement (as amended).

6. Other Documents:

- Incorporated by Reference to Form 20-F Registration

Statement (as amended) and Form 6-K's

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant

September 30th, 2002 By Michael Jacobs

Date Jacobs, President/Director