Form 20-F
period 2004-09-30
PYNG TECHNOLOGIES CORP
filed 2005-10-17
CIK 1023529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F ANNUAL “REPORT

FISCAL YEAR ENDED 9/30/2004

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

Commission file number 0-28810

PYNG MEDICAL  CORP”.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#7-13511 Crestwood Place, Richmond, British Columbia V6V2E9

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act:

Indicate the number of outstanding shares of each of theissuer’s classes of capital or common stock as of the close of theperiod covered by the annual report.

(3,750,000 Escrow)

Public Float     12,999,083

Indicate by check mark whether

the registrant (1) has

filed all

reports required to be filed

by Section 12 or 15(d)

of the

Securities Exchange Act of 1934

during the preceding

12 months (or

for such shorter period that the

registrant was required to file such

reort), and (2) has been subject to such filing requirements for the past ninety days.

Yes XXX No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 XXX

Item 18

PYNG TECHNOLOGIES CORP.

TABLE OF CONTENTS

PART I

Item 1.

Description of Business

3

Item 2.

Description of Property

3

Item 3.

Legal Proceedings

11

Item 4.

Control of Registrant

09

Item 5.

Nature of Trading Market

08

Item 6.

Exchange Controls and Other Limitation

Affecting Security Holders

11

Item 7.

Taxation

12

Item 8.

Selected Financial Data

15

Item 9.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

16

Item 10.

Directors and officers of the Registrant

20

Item 11.

Compensation of Directors and officers

20

Item 12.

Options to Purchase Securities from Registrant

or Subsidiaries

20

Item 13.

Interest of Management in Certain Transactions

22

PART II

Item 14.

Description of Securities to be Registered

09

PART III

Item 15.

Defaults Upon Senior Securities

10

Item 16.

Changes in Securities and Changes in Security

for Registered Securities

11

PART IV

Item 17.

Financial Statements

23

Item 18.

Financial Statements

Item 19.

Financial Statements and Exhibits

23

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

Pyng Technologies Corp. (hereinafter, together with its subsidiary, is also referred to as the “Company” and/or the “Registrant”) is engaged primarily in the exploitation of its technology for intraosseous infusion. The Company’s principal product is designed for emergency medical technicians in the prehospital environment, military, medics, emergency physicians, on hospital carts and for other emergencies where fast, reliable and easy access to the adult vascular system in desired or required. This business is carried on through the 100%-owned subsidiary, Pyng Medical Corp.

The Company’s current focus is primarily on the development, sales and marketing of the F.A.S.T.1  intraosseous infusion technology, the Company is now starting togenerate material revenue from  products related to this technology.

The Company’s head office is located at: #7-13511 Crestwood Place, Richmond British Columbia Canada V6V2E9. The contact person is Michael W. Jacobs, President/CEO/Director. The telephone number is (604 303 -7964; and the facsimile number is (604) 303-7987.

Pyng Medical Corp. (“Pyng Medical”); 100% owned; Incorporated 12/2/92 in British Columbia, Canada.

The Company’s authorized capital includes

100,000,000

common

shares without par value; and as of 9/30/04, the end of the

Company’s most recent fiscal year, there were  common

shares issued and outstanding 9,249083 (public Float) 3,750,000 performance based escrow

The Company’s common shares trade on the Vancouver Stock Exchange with the symbol “PYT” and on the NASD Electronic Bulletin Board with the symbol “PYNGF”.

The information in this Annual Report is current as of 09/30/2004, unless otherwise indicated.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in the notes to the financial statements.

Herein, all references to “$ and “CDN$” refer to Canadian Dollars; and all references to “US$” refer to United States Dollars. Herein, all references to common shares refer to the Company’s common shares without par value.

The

value of the US Dollar in relation to the Canadian Dollar

as of 09/30/04 was 1.24.

Historical Corporate Development

The Company was incorporated under the laws of the Province of British Columbia on 10/15/86 in the name of 316018 B.C. Ltd. On 11/20/86, the Company changed its name to Pyng Technologies Corp.

The Company completed its initial public offering on the Vancouver Stock Exchange, on 5/10/88. The Company raised $765,738 (net of commissions), issuing 661,250 common shares.

Since incorporation in 1986, through Canadian Custom, the Company has been in the business of manufacturing extruded, molded plastic products. Currently, all of the Company’s revenues are generated by Canadian Custom.

Through Pyng Medical Corp., in 1993 the Company acquired an exclusive worldwide license from the Board of Regents of the University of California to an intraosseous infusion system, the process of injecting fluids directly into the bone marrow. Over eveloping the technology. During this process the Company researched and developed clinical test procedures for the University of California license and determined that the device which was the subject of the license would not pass the rigorous requirements of the U.S. FDA for safety and effectiveness.

The Company continued its research and developed a new intraosseous infusion system which was granted a stand-alone patent in the United States (#5,312,364). (Refer to “Patents/ Trademarks/Proprietary Protection” further in this section.) This patent is not connected in any way with the University of California, and was assigned to Pyng Medical Corp. by its inventor Michael W. Jacobs, President of the Company and of Pyng Medical Corp.

The product currently being developed by the Company, the Pyng F.A.S.T.11 device (First Access for Shock and Trauma) has as its basis the U.S. patent describe above and assigned to the Company by Michael Jacobs. The Company has, with the mutual consent of the University of California, canceled the exclusive license with the University of California pursuant to the 1993 agreement, an ‘ d the Company is now concentrating all of its development efforts on the

F.A.S.T.’ system. Additional patents and improvements to patent #5,312,364 are pending but they are not necessary for the manufacture or use of the F.A.S.T.Tm system.

Pyng Medical Corp. has received U.S. FDA approval (#970380-510K) as well as Canadian Health Protection Branch approval to market the F.A.S.T.Tm system for intraosseous infusion in North America. The F.A.S.T.Tm system will allow pre-hospital emergency care practitioners to hydrate victims who otherwise could not be given life saving drugs and fluids due to collapsed veins or rapid blood loss. As of early 1999, management believes that the F.A.S.T.Tm system is the only system approved by the U.S. FDA for intraosseous infusion in adults,in emergency situations.

As noted above, the Company has generated all of its revenue from the operations of its Canadian Custom subsidiary; but, has reported net losses resulting from general expenses and the research/development expenditures in developing products for Pyng Medical. The Company has sustained itself during the last several years through the sale of equity capital, including common shares and convertible debentures. During Fiscal 2003, 1998, 1997, 1996, 1995, and 1994, the Company raised $167,000, $1,808,326; $777,600; $264,917; $169,000; and $14,777, respectively through the sale of equitity

The Company, through its wholley owned subsidiary, Pyng Medical Corp., has developed what it believes is the first intraosseous infusion system designed for adult emergencies.

The original product was developed through technology licensed from the University of California; the Company cancelled this license and has developed and patented its own device. The principal product, which is based on the totally new patent owned by the Company, has been trademarked the F.A.S.T.1 (First Access f or Shock and Trauma) The F.A.S.T.1 is designed for use by emergency physicians, on hospital carts and for other emergencies.

Characteristics of the F.A.S.T.1m System:

a)

Within 30 seconds of initiating the procedure the system achieves vascular access through the sternal bone marrow;

b)

Within jO seconds the system achieves effective infusion (i.e. device connected to a fluid source and fluid flowing at an optimum rate);

c)

Within 60 seconds of achieving infusion the system infuses standard doses of approved cardiovascular drugs (ie epinephrine or sodium bicarbonate);

d)

The system infuses normal saline at up to 60 ml/min, HSD (hypertonic saline/dextrose) at up to 50 ml/min, and SSD (saturated saline/dextrine) at up to 25 ml/min.;

e)

Within five minutes of achieving optimum flow rate, the system infuses a sufficient volume of fluids to replace 1-3 liters of lost blood; and

f)

the system can be left in place for up to 24 hours to facilitate further infusion of drugs or volume replacement fluids

Once the FAST1 System becomes an accepted practice in their jurisdiction that they would carry one intraosseous device in each ALS emergency vehicle. This translates into a potential market of 43,000 units for initial paramedic inventory. Actual annual usage would be far greater given the estimate that approximately five million IV’s are established by emergency medical technicians throughout the United States and Canada each year. The market survey estimated that the number of patients where IV attempts have been unsuccessful is approximately 10% of the total number of IV’s successfully established, and that the vast majority of these patients suffered either a cardiac arrest or a trauma related accident. Consequently, this failure to establish an IV results in an estimated 450,000 situations where the patient is transported without an IV being established. In addition, a large number of these failures is made up of the 600,000 people who die each year from cardiac arrest of which 50% die before reaching the hospital.

Military. The military market segment consists of two major components: first, the purchase of an initial supply of intraosseous devices for each medic and other personnel involved in emergency medical treatment in the military; and second, the replenishment of these initial inventories when they are used to treat the wounded in battle situations. The size of the military market is therefore difficult to quantify because the total number of units will be directly related to whether or not there are military conflicts. However, by way of example, during the Gulf War, had the 13,000 medics and 26,000 combat lifesavers been equipped with six and three intraosseous units respectively, a total of 160,000 intraosseous devices would have been required. The United States Special Operations Command is now useing the F.A.S.T.1 System in Afghanistan and Iraq.

Sales Strategy

A different sales strategy is required for each market because of the manner in which the buying decision is made. In the military market, the purchase of medical devices is centralized whereas in the civilian hospital and pre-hospital markets most purchase decisions are made by the individual hospital or ambulance company.

Hospital Market. The two options that exist for distribution to the hospital market are a dedicated company sales force or distributors of medical equipment and hospital supplies. The Company has decided to use medical distributors in order to reduce the size of sales force and the costs to maintain this sales force to distribute to over 7,000 hospitals throughout North America. The Company’s technical sales support staff will ensure that not only are the distributors and their sales staff fully trained but they will also provide in-field training for paramedic associations, ambulance companies, and hospital staff.

Pre-Hospital Market. The pre-hospital market, like the hospital market, is very broad, with no central buying group. For that reason, the Company will use distributors specializing in selling to pre-hospital emergency care providers.

Military Market. The Company will employ an individual experienced in the selling of medical products to the military and the military procurement procedures. This individual will be responsible for worldwide sales of the F.A.S.T.1 to the military market and will be assisted by members of the Company’s advisory board. During the preliminary approval by the US Army a number of major distributors of medical products indicated a very strong interest in the F.A.S.T.1 system and would like to be considered for distribution rights now that FDA approval under a 501(k) approval has been received.

Patents/Trademarks/Proprietary Protection

The Company has developed a intraosseous infusion system which was granted a stand-alone patent in the United States (#S, 312, 364) . This patent was assigned to Pyng Medical Corp. by its inventor Michael W. Jacobs, President of the Company and of Pyng Medical Corp.

The product currently being developed by the Company, the Pyng F.A.S.T.1 device (First Access for Shock and Trauma) has as its basis U.S. patent #5,312,364, and the Company is now addressed a new patent #5817052 and #6761726

European patents #0869824  and Canadian is #2240740 Mexican #208759 with other patents pending.

concentrating all of its development efforts on the F.A.S.T.TM system. Additional patents and improvements to patent #5,312,364 are pending but they are not necessary for the manufacture or use of the F.A.S.T.Tm system.

F.A.S.T.1 is also trademarked under file #74487559.

The Company’s patents are is fully protected in the United States/Europe/Canada/and Mexico and. has been submitted to the international Patent Treaty organization for the U.K, Germany, Italy, France, Mexico, and Canada protected in the countries covered under that body. Approval in all areas covered by the Patent Treaty organization cannot be guaranteed until such time as the patent and the patent’s pending have cleared in all countries covered under the treaty.

Market Competition

Adult intraosseous infusion in the sternal site is currently not performed as an established protocol in the medical community either in the hospital or pre-hospital environment. This is because there are no devices available that are simple to use, can compensate for the various thickness of adult tissue, pierce the bone marrow to the correct depth, not interfere with the performance of CPR, establish access to the vascular system and fluid flow within ninety seconds, and remain in place during movement of a victim in an emergency situation.

The reason the Company believes that adult intraosseous infusion is not currently performed in the sternal site is:

a)

intravenous access has evolved as the accepted protocol since the early 1940’s and research on intraosseous infusion did not focus on its uses as a substitute or secondary method of infusion, but rather the medical community focused on a number of competitive medical procedures outlined below;

the medical community has developed very little research data on the sternal site as a location for accessing an adult’s vascular system;

b) simple performing research on the sternal location (the F. A. S. T. 1 access site), using the intraosseous needles available in the market, would not lead to the process becoming an accepted protocol in medical emergencies.

Market competition includes: a) Suppliers of intraosseous needles; and b) Competitive procedures and equipment.

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

Marketing Strategy

The F.A.S.T.11 system will be sold into the same market that standard intravenous needles and catheters are sold. Total North American sales of these products are estimated at nearly $200 million by Company management. The vascular access market is a large and rapidly growing segment of the emergency health care market.

The largest and most accessible markets have been defined by independent consultants, Ference Weicker and Associates of Vancouver, British Columbia. Their 1994 study specifically addressed the size of the target markets as represented by the number of units which could be used if the device were approved and available then.

The F.A.S.T.1 System is part of a competitive market consisting of all emergency vascular access systems. In North America, nearly five million pre-hospital civilian emergency intravenous treatments take place each year. Of these, somewhat less than 10% are unsuccessful. The base market size that the Company’s system could be used in over 450,000 civilian emergencies per year. The majority of these situations consist of cardiac arrest and severe trauma. When including military and hospital usage, there is a total North American demand of about three-quarters of a million units per year.

Pre-commercial market field trials started in September 1997. The Company received a grant of $98,845 from the British Columbia Science Council to conduct field trials. These have begun at Royal Columbian Hospital, St. Paul’s Hospital, and at the B.C. Ambulance Service, all in British Columbia.

The Company has also undertook field trials at the trauma center in Baltimore, Maryland, at the University of Maryland Medical Center. In addition, the University of Maryland Medical School offered to coordinate a multi-site trial that involved about a dozen sites in the United States.

Ethical approval has been received in Canada through the University of British Columbia and in the United States by the University of Maryland Medical Center.

Commercial sales of the F.A.S.T.1w intraosseous infusion system  started in October of 2000 after completion of the field trials.;

Target Markets

Based on the market research undertaken, there exists a market for the Company’s intraosseous infusion system in instances where peripheral intravenous access is not possible. Some of the patient conditions where this occurs include cardiac arrest, severe trauma, seizures, burns, diabetes, and IV drug users. In particular, the Company’s intraosseous device is ideally suited when intravenous access is not possible due to collapsed veins or when the time required to transport the patient is considerable. By using the Company’s system to supply essential fluids to these patients, patient outcomes will be improved as well as fatalities can be prevented.

There are three main markets for the Company’s adult intraosseous infusion system: hospitals, pre-hospital and military. Of these markets segments, the pre-hospital and military market segments will be pursued initially because of their size, a greater demand associated with emergency situations, and the lack of quick and effective alternative emergency procedures to intravenous infusion.

Hospitals. Attempts to establish venous access, even by the most skillful team or crash (resuscitation) team may result in the loss of valuable time and the postponement of life-saving treatment. The potential for the F.A.S.T.1 device consists primarily of situations where intravenous access is difficult. The market survey determined that approximately 6.7 million patients were handles by hospitals in Canada and the United States annually that experienced difficulties in establishing emergency IV’s in the past. The hospital market consists of approximately 6,360 hospital emergency rooms and over 70,000 crash carts located in hospital wards throughout North America.

While the hospital market does offer potential, the proportion of unsuccessful IV’s is lower in hospital as compared to prehospital and military situations. The rationale for this is that hospitals have more skilled personnel and difficulties in establishing IV’s are correspondingly reduced. However, because of the importance of hospital trauma teams in emergency situations, and the importance of their input in developing emergency protocol in general, the Company has begun formulating plans for a trauma advisory committee. The Company believes that this committee will be influential with progressive trauma team doctors.

Pre-Hospital Market. The pre-hospital market in North America is made up of over 40,000 ambulances in the United States and 3,600 in Canada (and over 100,000 worldwide). Most of the EMS representatives contacted as part of the marketing survey indicated that if the Company’s adult intraosseous infusion.

Regulatory Affairs

Manufacturing

The Company is currently engaged in all aspects of the regulatory approval and Good Manufacturing Practices (GMP) processes (both mandatory and voluntary) necessary to achieve full compliance with all international certification standards for the Company’s products.

Pyng Medical Corp. has received U.S. FDA approval (#970380-510K) as well as Canadian Health Protection Branch approval to market the F.A.S.T.Tm system for intraosseous infusion in North America.

The Company has initiated the process, and succesffuly filed for qualification under the European ISO 9001 standards. The Company intends to comply with filing, protocol and registration requirements within each target country and each target market.

Clinical

Extensive clinical trials under careful controlled conditions have already been conducted on sternal intraosseous infusion with support from the US Army. Most have been conducted in the United States, Mexico, and Brazil. Bone aspiration needles were used and no apparent increased risks of complication were reported in any of these trials.

Testing and analysis of the Company’s product have been ongoing at a multitude of emergency medical sites. The principal research and development contractor has been the British Columbia Institute of Technology under the direction of Dr. David Johnson, Director of Health Applied Research and Development, with input from the Company’s engineering staff and the British Columbia Paramedic Academy.

Cadaver and live animal studies have been done in accordance with all ethical codes and have been invaluable in providing confirmation on the effectiveness of the F.A.S.T.1 design as its has evolved.

Pre commercial market field trials started in September 1997. The Company received a grant of $98,845 from the British Columbia Science Council to conduct field trials. These have begun at Royal Columbian Hospital, St. Paul’s Hospital,, and at the B.C. Ambulance Service, all in British Columbia.

The Company conducyed field trials at the trauma center in Baltimore, Maryland, at the University of Maryland Medical Center. In addition, the University of Maryland Medical School has  coordinated a multi-site trial that has involve about a dozen sites in the United States.

U.S Military Trials

The U.S. military recently conducted clinical trials on over 800 patients to test the effectiveness of sternally infused volume expanding fluids. Volume expanding fluids enhance patient outcome by drawing fluids from other human tissues, causing a plasma volume increase of up to 3-fold in under ten minutes. Resuscitating a patient with normal saline solution through intravenous therapy can take up to 37 minutes. The specific fluid infused was HSD. The research demonstrated that patient outcomes were improved due to the intraosseously infused fluids. There was relatively little or no difference in absorption rates between the intravenous method and intraosseous infusion. Furthermore, these same trials reaffirmed other studies by illustrative that myocardial (muscular functions of the heart) functions increased, blood pressure increased (which led to a rise in organ blood flow), acid base was restored, urine output rose, and there were noticeable improvements in neurological functions; all within five minutes of initiating the procedure.

The US Military has adopted the F.A.S.T.1 System for Special Operation and the product has been deployed in Afghanistan and Iraq during 2003

U.S. FDA Approval

The Company’s 510(k) application with the US FDA (based on substantial equivalence to existing intraosseous pediatric and bone aspiration techniques) has been approved and received (#K970380) as of 4/15/97, giving the Company the ability to begin initial sales and testing. This approval determined that the Company’s F.A.S.T.1 Intraosseous Infusion System device is substantially equivalent to devices marketed in interstate commerce prior to S/28/76, and therefore the Company can market the device subject to the general control requirements for annual registration, listing of devices, good manufacturing practice, labeling, and prohibitions against misbranding and adulteration.

Canadian Health Protection Branch Approval

In March 1997 the Company received Canadian Health Protection Branch approval to market the F.A.S.T.1 system in Canada.

The Company has begun to mass market the F.A.S.T.1 system effective October 2000

Research and Development Activities

During Fiscal 2003the Company expended $104,000 on research and development efforts, primarily for  engineering and testing of the F.A.S.T. product

Under Canadian GAAP, all research and development and related administrative costs are capitalized until a marketable product is developed; upon the commencement of commercial production the accumulated capital costs will be amortized over future periods based upon revenues earned.

Under US GAAP, these costs are expensed in the period incurred.

USA vs. Foreign Sales/Assets

During Fiscal 2004 all of the Company’s revenue was generated in the United States.

At 09/30/2004, all assets were located in Canada

Employees

At 09/30/2004, the Company operated with the services of its Directors, of which one is also an Executive Officer, and 14 additional employees/consultants. There is no collective bargaining agreement in place.

ITEM 2. DESCRIPTION OF PROPERTY

The Company leases manufacturing and office facilities at # 7- 13511 Crestwood Place, Richmond, British Columbia V6V2E9 for administrative and investor relations efforts. The Company also houses its marketing operations from this location.

This 6,000 square foot facility includes a fully-equipped, class 10,000 clean room manufacturing facility and  design engineering and manufacturing capability which specializes in the manufacture and assembly  for the F.A.S.T.1 will be coordinated from these facilities.

The company has coordinated the sourcing and testing of raw materials, and the manufacture, of the F.A.S.T.1 device from its own manufacturing facilities. In this way, the Company’s financial and human resources will be deployed to develop derivative products, and marketing support.

The assembly, testing, sterilization and packaging (including warnings, disclaimers, indemnification, instructions and labeling) for the F.A.S.T.1 will also be contracted out. The Company has developed a short list of qualified medical device injection molders and assemblers which have the required FDA/GMP standards along with ISO 9002 certification and the UK Medical Device certification. These contracting facilities produce component parts for Pyng  Medical  Corp under our stricked guidelines

The Company conducts research and development, prototype engineering and testing at its own facilities located at #7-13511 Crestwood Place , Richmond, B.C. Canada.

ITEM 4. CONTROL OF REGISTRANT

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, United States residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as disclosed below.

As of 09/30/2003, the only persons/companies known to the Registrant to be the beneficial owner of more than ten percent (10%) of the outstanding common shares of the Registrant was Michael Jacobs, whose holdings are discribed in Table No. 1.

Table No. 1 lists as of 09/30/2003 all Directors and Executive officers who beneficially own the Registrant’s voting securities and the amount of the Registrant’s voting securities owned by the Directors and Executive officers as a group.

Table No. 1

Shareholdings of Directors and Executive Officers

Title

Amount and Nature

Percent

of

of Beneficial

of

Class

Name of Beneficial Owner

ownership

Class #

Common

Michael W. Jacobs (1)

4,077,832

40.7%

Common

Pawel Lukowski (2)

176,522

1.7%

Total Directors/Officers

4,224,354

42.5%

(1) 3,000,000 shares are escrowed property shares where release from escrow is controlled by Canadian regulatory authorities,

refer to ITEM #14. 550,000 shares are escrowed principal

shares where release from escrow is controlled by Canadian

regulatory authorities, refer to ITEM #14.

ITEM 5.

NATURE OF TRADING MARKET

The Company’s common shares trade on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, having the trading symbol PYT. The shares began trading in April 1988 and have CUSIP# 746908-10-2

The Company’s common shares trade on the NASD Electronic Bulletin Board in the United States having the trading symbol “PYNGF”. The shares began trading in May 1998 and have CUSIP# 746908-10-2.

Table No. 2 lists the volume of trading and high, low and closing sales prices on the Vancouver Stock Exchange for the Company’s common shares for the last two fiscal years. The closing price on 09/30/03.

Table No. 2

Vancouver Stock Exchange Stock Trading Activity

Quarter

          Canadian

Ended

                                                              Volume

                 High

Low

   Closing

9/30/04                                                          280,000                             35                         20                      32

6/31/04                                                          182,000                             55                         20                      27

3/30/04                                                          530,000                             68                         26                      48

12/31/03                                                         144,000                             35                         20                       24

09/30/03                                                          90,000                               43                        17                       26

06/30/03                                                          180,000                             56                        38                       42

Table No. 3

NASD Electronic Bulletin Board

Stock Trading Activity

Quarter

Ended                                                           Volume                               High                                   Low

Closing

9/30/04                                                         12,000                                    55

          40                                     44

3/31/04                                                          9500

                           43                                       30                                       3

The Company’s common shares are issued in registered form. Computer Share  (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the common shares.

On 09/30/04, the shareholders’ list for the Company’s common shares showed 99 registered shareholders and 9,249083 shares outstanding. Thirty-Five (3S) of these registered shareholders were U.S. residents, holding 1,267,392 shares or 13% of the outstanding shares. There are also 3,750,000 perfromance based escrow registered.

The Company has researched indirect holdings and estimates that there were about 150 “holders of record” resident in the United States, holding the above shares.

Based on the above research and other research, the Company estimates that there are over 9SO beneficial shareholders.

The Company’s common shares are not registered to trade in the United States in the form of American Depository Receipts (ADRIs) or similar.certificates.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 6.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a “NAFTA investor” as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than SO% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $1SO million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.

These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

ITEM 7. TAXATION

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or ITA”) and the Canada-United States Tax Convention as amended by the Protocols thereto (the ‘”Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada)

The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including “American-controlled “entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant’s common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages. The Review Threshold is currently $150 million.

Disposition of Common Shares

If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “’substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares pending ratafication of the Protocol amending the treaty; the Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U. S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “’taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“’U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokerdealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

26

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable- to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for longterm capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “’foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. - Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “’high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and c) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a “Foreign Personal Holding Company”, “”Foreign Investment Company”, “Passive Foreign Investment Company”, nor a “Controlled Foreign Corporation”.

Foreign Personal Holding Company If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Compan

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“’United States shareholder”), the Company could be treated as a controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of “Subpart F Income” (as specially defined by the Code) of the Company; of the Company’s earnings invested in U.S. property; and of earnings invested NNexcess passive assets” (as specifically defined by the Code) . the Company, In addition, under Section

1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope  of this disThis classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of “Subpart F Income” (as specially defined by the Code) of the Company; of the Company’s earnings invested in U.S. property; and of earnings invested NNexcess passive assets” (as specifically defined by the Code) . the Company, In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope  of this discusisiocussion

ITEM 8. SELECTED FINANCIAL DATA

The selected financial data in Table No. 4 for Fiscal 2002,2003,2004 ended September 30th was derived from the financial statements of the Company which are included elsewhere in this Annual Report and which have been audited by Jung and Lee, independent Chartered Accountants, as indicated in their report.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM #91 The selected financial data in Table No. 4 for Fiscal 2004,2003, ended September 30th was derived from the financial statements of the Company which are included elsewhere in this Annual Report and which have been audited by Morgan and Co, independent Chartered Accountants, as indicated in their report.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and sh ‘IManagement’s Discussion and Analysis of Financial Condition and Results of Operations”.

Reference is made to notes to financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company is financial statements.

Table No. 4

Selected Financial Data

(CDN$ in 000, except per share data)

Year Ending                                                Ended

             Ending

       2004                       2003                2002

Revenue                                                   1,928,000                 $1,154,000        $579,000

Net Income (loss)

(Loss) per Share:                                       (01)                          (0.16)                (.08)

Dividends Per Share

0

$0.00

$0.00

$0.00

Wtg. Avg. Shares (000)                          12,669,00

     12,669,000          11,384,000

Working Capita                                      $19,,939l

       $21,456              $100,620

Long-Term Debt                                                      0                          0

Shareholders’ Equity                             $3,331,243

      3,229,341        $4,622,314

Total Assets                                          $3,331,243

      3,229,341        $4,622,314

US GAAP Net Loss (1)                         Plus $2,418

     ($764,637)

          ($572,440)

US GAAP EPS (2)                                     .01

       ($0.08)

        ($0.16)

US GAAP WtdAv Shares (000)(2)

       8,949,000

(1)

Under US GAAP, the Company would have expensed research and development costs in the period incurred and would have reduced the net loss by the minority interest in losses of a subsidiary.

(2) Under US GAAP, the Company would not have included the contingently cancelable escrowed principal (750,000 shares) and property shares

(3,000,000 shares) in the calculation of the weighted average number of shares.

31

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

Table No. 5

U.S. Dollar/Canadian Dollar

                                                                                       Average

Close

High

Low

Fiscal Year Ended 9/30/04                                             1.24                         1.24                     1.28             1.22

Fiscal Year Ended 9/30/03                                               1.42                         1.37                     1.44             1.39

The exchange rate was 1.31 Canadian Dollars to one U.S. Dollar at Sept. 30,2003.

ITEM 9. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of the operations, results, and financial position of the company for the year ended September 30, 2004 should be read in conjunction with the September 30, 2004 audited financial statements and the related notes.  The effective date of this report is January 28, 2005.  All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.  Additional regulatory filings for the company can be found on the SEDAR website at www.sedar.com.and www.EDGAR.com The Company’s website can be found at www.pyng.com.

Forward-Looking Statements

Management Discussion and Analysis for the year ended September 30, 2004

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Business Description

The Company was incorporated on October 15, 1986 pursuant to the Company Act (British Columbia) under the name 316018 B.C. Ltd.  On November 20, 1986, the Issuer changed its name to Pyng Technologies Corp.    Effective October 1, 2004, Pyng Technologies Corp. amalgamated with its wholly owned subsidiary, Pyng Medical Corp.  The two companies continue as one corporation under the name Pyng Medical Corp.

The Company maintains an office at Unit 7, 13511 Crestwood Place, Richmond, BC V6V 2E9. The Company’s registered and records office is located at 15th Floor, 1055 West Georgia Street, Vancouver, B.C.V6E 4N7.

The Company is a reporting issuer in British Columbia and Alberta.  Its common shares trade on the TSX Venture Exchange under the symbol PYT and on the NASDAQ Electronic Bulletin Board under the symbol PYNGF.

The Company has researched and developed a new Intraosseous infusion system, the Pyng F.A.S.T.1TM device (First Access for Shock and Trauma), which has been granted patents in the United States and Mexico, and has additional patents pending in Canada, the United States and Europe.

Pyng Medical Corp. has received U.S. F.D.A. approval as well as Canadian Health Protection Branch approval to market the F.A.S.T.1 T TM system for intraosseous infusion in North America.

The company has also received approval to market the product in Europe under its C.E. Mark. The F.A.S.T.1 T TM system allows pre-hospital emergency care practitioners to hydrate victims who otherwise could not be given life saving drugs and fluids due to collapsed veins or rapid blood loss. The Company has developed what it believes is the first F.D.A. approved Intraosseous infusion system specifically designed for use in the sternal site, with automatic depth control, and for adult emergencies in the pre-hospital, hospital, and battlefield environments.

The F.A.S.T.1TM is designed for use by emergency physicians, paramedics, emergency caregivers, in ambulances, on hospital carts, in military settings, and for other emergencies.

Characteristics of the F.A.S.T.1TM System include:

1.

Within 30 seconds of initiating the procedure the system achieves vascular access through the sternal bone marrow;

2.

Within 30 seconds the system achieves effective infusion (i.e. device connected to a fluid source and fluid flowing at an optimum rate);

3.

Within 60 seconds of achieving infusion the system infuses standard doses of approved cardiovascular drugs (i.e. epinephrine or sodium bicarbonate);

4.

The system infuses normal saline at up to 60 ml/min, HSD (hypertonic saline/dextrose) at up to 50 ml/min, and SSD (saturated saline/dextran) at up to 25 ml/min.;

5.

Within 10 minutes of achieving optimum flow rate, the system infuses a sufficient volume of fluids to replace 1 unit of lost blood; and

6.

The system can be left in place for up to 24 hours to facilitate further infusion of drugs or volume replacement fluids.

Selected Annual Information

	For the Year Ended September 30
	2004	2003	2002
Net sales/total revenues	$1,928,484	$1,154,762	$ 579,148
Net loss	(79,643)	(1,392,907)	(593,976)
Net loss per share (basic & diluted)	(0.01)	(0.16)	(0.08)
Total assets	$3,331,243	$3,250,697	$4,622,314
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of Operations

The Company achieved record sales in fiscal 2004, with invoiced sales of $1,928,484 (2003: $1,154,762) for the fiscal period, a 67% increase in sales over fiscal 2003. Added to this we can now report six straight quarters of increased sales for our flagship product the F.A.S.T.1 TM System for Adult Intraosseous Infusion, now by far the largest selling Sternal IO System with over 35,000 units being delivered to-date.

Cost of sales was $764,386 (2003: $509,569) providing a Gross Margin of $1,164,098 or 60% (2003: $645,193). Cash flow from operating activities generated $54,372 (2003: ($189,427)).  The Company generated $91,026 in EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) (2003: Loss of $190,627). EBITDA would have been higher but, like all Canadian exporters, we are impacted by the U.S. dollar’s decline against the Canadian dollar.  Now that Pyng Medical Corp. is providing positive cash flow, we will be able to make further investments to increase sales and profits of the F.A.S.T1TM and also embark on a strategy of bringing new products to the market, developed in house, or through acquisitions.

Our improved cash flow allowed us to reduce our liabilities by $86,506 in 2004 (2003: an increase of $173,929), which has been a major contribution to our balance sheet.

Total operating expenses (excluding amortization) for the year ended September 30, 2004 of $1,147,491 have increased compared to $970,103 for the year ended September 30, 2003. This is mostly due to the inclusion of $162,945 in costs related to Stock based compensation, as required by Canadian accounting standards. Pyng Medical Corp.’s management has been very successful in limiting the increase of its other operating costs to $14,443 while its sales increased by 67%.

INVESTOR RELATIONS

Although we have had excellent news and financial performance this year, the stock price does not reflect this reality.   We will focus our efforts to ensure our successes are reflected in increased shareholder value.  We intend to develop an Investor Relations plan which will include a more consistent communication of news, and increased relationship building with the stockbroker and investor community.

Summary of Quarterly Results

The following table sets out selected consolidated quarterly information for the last eight quarters.

	2004				2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales or revenue	$286,650	$384,876	$582,222	$674,736	$247,377	$388,804	$250,149	$268,432
Income/(Loss) before other items	(347,503)	(142,051)	(190,845)	600,756	14,084	(18,994)	(192,034)	(712,919)
Basic and diluted income/(loss) per share	(0.04)	(0.016)	(0.02)	0.066	0.0002	(0.002)	(0.02)	(0.08)

Net income/(loss)	(347,503)	(142,051)	(190,845)	600,756	14,464	(18,994)	(192,034)	(1,196,343)
Basic and diluted net income/(loss) per share	(0.04)	(0.016)	(0.02)	0.066	0.0002	(0.002)	(0.02)	(0.14)

Liquidity and Solvency

At September 30, 2004, the Company had a working capital deficiency of $83,966 (2003: $360,933 deficiency).  Historically, the Company has raised funds through equity financing to fund its operations.  The Company feels it can meets its future obligations and will either raise funds through equity financing, the exercise of options and warrants, or enter into other financing arrangements as and when deemed necessary.

Related Party Transactions

(a)

During the year ended September 30, 2004, the Company entered into the following transactions with related parties:

1.

Consulting fees of $14,000 were paid or accrued to a director and officer (note: M. W.Jacobs) of the Company (2003: $0).

2.

Consulting fees of $14,000 were paid or accrued to a director and officer (note: K. O’Neill) of the Company (2003: $0).

3.

Consulting fees of $10,697 were paid or accrued to a director (note: D. Clinchy) of the Company (2003: $0).

The above transactions were in the normal course of operations and were recorded at the exchange value that was the amount of consideration established and agreed to by the related parties.

(b)

At the end of the fiscal years ended September 30, the amounts due to related parties is as follows:

	2004	2003
Due to a director or officer	$0	$10,733

The balance due to the related party is non-interest bearing and does not have definite terms for repayment.

OFF SHEET BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

In the light of these requirements, management reviewed in 2004 the basis used for the amortization of Deferred Research and Development. Management concluded that, based on current sales volume projections, the unamortized deferred research and development costs at the beginning of 2004 should be amortized on a per unit basis based on the sales volume projection for the next ten years.

Stock-based compensation

During the year ended September 30, 2003, the Company adopted the CICA Handbook Section 3870, the standard for stock-based compensation and other Stock-based Payments which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but to disclose on a pro forma basis net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees.  No restatement of prior periods will be required as a result of the adoption of the new standard.

The company has prospectively applied the fair value based method to all employee stock options granted on or after October 1, 2003.

OUTSTANDING SHARE DATA

The Company has one class of common shares.   As at September 30, 2004, there were 12,999,083 common shares issued and outstanding.

As at September 30, 2004, there were Warrants outstanding to purchase up to 710,000 common shares at $0.26 per share until January 27, 2005. The Warrants which were not exercised by January 27, 2005 have now expired.

As at September 30, 2004 the Company had granted a total of 715,000 incentive stock options under its Stock Option Plan to its directors, officers and employees to purchase common shares at $0.37 per share expiring on November 25, 2005.

SUBSEQUENT EVENTS

On January 27, 2005, 187,500 warrants at $0.26 were exercised, for cash proceeds of $48,750 to the company.

Fiscal 2004 Ended 9/30/04

The Company began the year with $21,456.00 incapital. And ended up in near the same position at $19,939 , even with over $141,00 of spending on research/development, finished the year with cash and cash equvilents of $19,939, and accounts receivebale of $384,444 adding to the working capital

Funds used by operating activities totaled 1,288,155, including the $79,644 Net Loss. Materal adjustments included amortization of $82, 061, amotization of research and development of 58,603 and adjustments for stock based compensation of $162,945.

Funds used by investing activities totaled ($167,000), including $483,000 in deferred research/development costs. Under US GAAP, these costs would be expensed in the year incurred.

Funds provided by financing activities totaled $167,000.

The Company completed private placements of 835,000 units at raising $167, 000 (net of commissions) .

Fiscal 2003 Ending 9/30/02

During Fiscal 2004 the Company continued its development activities on its F.A.S.T technology, spending $341,719 on wages and benefits. In addition the U.S. FDA and Canadian Health Protection Branch approvals to market the product were received in April 1997 and March 1997, respectively.

All of the Company’s sales and revenues during Fiscal 2004 was produced by its subsidiary Pyng Medical Corp and sales of $ 1,928,484 were generated in this fisacal year from the FAST1 System

The Company’s cash position as of 9/30/04 was 19,939, with a net loss for the year of $79,643

The Company’s primary source of cash during Fiscal 2004 was the sales generated from the FAST1 System of $1,928,000 and the sale  of equity securities through which the Company raised $167,000.

The financings for the year included the following:

Effective 01/06/04, the Company issued 835,000 units for .26 censt per unit, raising $167,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant allows the holder to acquire one common share at a price of $.26 per share on or before 01/06/05.

Differences Between U.S. and Canadian GAAP

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company except the following items.

Research and Development Costs. Under Canadian GAAP, research and development costs incurred by companies in the development stage may be deferred. Under US GAAP, these expenditures must be expensed as incurred. Research and development costs incurred by a subsidiary company, Pyng Medical Corp., have been deferred under Canadian GAAP and recorded on the Company’s consolidated balance sheet. Expensing these costs in accordance with US GAAP would result in increased expenses of ------------ in 2004, $764,637 in Fiscal 2003 / and $572,440 in  2002, respectively

Property and Principal Escrow Shares. Under Canadian GAAP, the property and principal escrow shares are included in the calculation of the weighted average number shares for the earnings (or loss) per share calculation. Under US GAAP these shares are not included in the weighted average number of shares. Since the 3,000,000 property escrow shares and 750,000 principal escrow shares represent over one-half of the shares outstanding in the Company and the loss with research and development costs included is much higher, the result is a considerably larger loss per share under US GAAP when compared to Canadian GAAP. Under US GAAP the loss per share would have been ($0.16), ( and ($0.01) for Fiscal 2004/and 2003, respectively.

Shareholders’ Equity. If, according to US GAAP the $2,515,661 of Fiscal 2004 and $3,798,017 of Fiscal 2002 deferred research and development costs had been written off during the years incurred (offset by an adjustment for the non-controlling interest of $177,OS7), the balance sheet of the Company as of 09/30/2003and 09/30/2002 under US GAAP would reflect shareholders’ equity as $($7,455,619) and ($6,886,973), respectively.

Statement of Cash Flow. Under US GAAP, the statements of cash flows reflects only cash transactions affecting financing and investing activities whereas under Canadian GAAP, the statement includes non-cash activities in financing activities. This results in a difference only in the form of presentation. In addition, under US GAAP, term deposits assigned as security for demand loans are to be excluded from the cash balance on the balance sheet and in the statement of cash flows. on the balance sheet as of 9/30/03and 9/30/02, this reclassification would result in a “Cash and Term Deposits” balance of $209,208 and $306,419 under US

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

Table No. 6 lists as of 09/30/2003 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Date First Elected

Name

Age

or Appointed

Michael W. Jacobs (1)(3)

5

November 1986

Kevin O’Neill(1) (3)

52

October 2002

Charles Pollack (2)                                                                                                 49

David Johnson (1)                                                                                                    61

David Currier (2)                                                                                                      60

Richard Clinchy(3)                                                                                                   61

 (1) (2)

so

November 1986

(1) Resident/citizen of Canada.

(2) Resident of the USA

(3) Member of Audit Committee.

As of 09/30/2003, the  Executive Officer of the Company was Michael W. Jacobs, President/CEO, who has served in this capacity since September 1985, and Kevin O’Neill, General Manager The Executive officer serves at the pleasure of the Board of Directors and devotes full time to the affairs of the Company.

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

ITEM 11. EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-ofpocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #12, “Options to Purchase Securities from Registrant or Subsidiary”.

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

During Fiscal 1998, no funds. were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

Except for the stock option program discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Executive Officers.

No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Executive Officers/ Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensationDuring Fiscal 2003, a tExecutive Officers /Directors received a total of $0 in cash compensation.

There are no written employment agreements with any Director or Executive Officer.

ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Vancouver Stock Exchange and the British Columbia Securities Commission. The Registrant has no formal written stock option plan.

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

The exercise prices for stock options are determined in accordance with Vancouver Stock Exchange (11VSE11) guidelines and reflect the average closing price of the Registrant’s common shares for the ten trading days on the VSE immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.15

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth in Table No. 6 as of 09/30/2003, as well as the number of stock options granted to Directors and all employees as a group.

Stock Options Outstanding

There were  stock options  outstanding as of September 30th, 2004 of 835,000 shares

Number of Shares 835,000

Exer. Expiration November 2005

Share Purchase Warrants

Table No. 7 lists, as of 09/30/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

Number of

Number of

Share

Share

Expiration

Purchase

Purchase

Date of

Effective

Warrants

Warrants

Exercise Price

Share

Date of

originally

Still First

Second

Purchase

Issuance

Granted

Outstanding Year

Year

Warrants

2/06/2001

782,887

782,887

.55

05/29/001/06/2003                    835,000                    835,000                                                              .26                  01/06/05

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2004, 2003 / 2002 the Company incurred No management fees,  and salary to Michael W. Jacobs.

At 9/30/2004 9/30/2003, 9/30/202 Nothing was owing to Michael W. Jacobs for out-of pocket expenses incurred in the ordinary course of the Company’s business and paid by him directly. These advances bear no interest and do not have a definite terms for repayment.

other than as disclosed above, there have been no transactions since 9/30/2004, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

The authorized capital of the Registrant is 100,000,000 common shares without par value of which 12,999,000shares were issued, and outstanding.

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

The Registrant is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Registrant’s securities, other than those discussed in ITEM #6, “Exchange Controls and Other Limitations Affecting Security Holders”.

There are no restrictions on the repurchase or redemption of shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Refer to ITEM #12, for a description of stock options and share purchase warrants, if any.

In accordance with the Company Act of British Columbia and the Registrant’s Articles of Incorporation, shareholder’s rights are not subject to modification, amendment or variation without a vote of the shareholders. Unless the Company Act or the Registrant’s Articles or memorandum otherwise provide (as summarized in the following paragraph), any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.

The Registrant’s Articles and the B.C. Company Act contain provisions which require a “special resolution” for effecting certain corporate actions. Such a lyspecial resolution” requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a “special resolution” include:

a.

Transferring Registrant’s jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all or substantially all of the Registrant’s undertakings;

e.

Removing a Director before the expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Registrant’s name;

h.

Altering any restrictions on the Registrant’s business; and

i.

Certain reorganizations of the Registrant.

Principal Escrow Shares

As of 3/31/98, the Registrant had issued 750,000

shares of

“Principal Escrow” common stock at $0.01 per share.The shares are held as indicated below:

Michael W. Jacobs – 3,550,000 shares

Employees/Others - 200,000 shares

The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Registrant, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the Superintendent of Brokers for British Columbia.

Property Escrow Shares

As of 3/31/99, the Registrant had issued 3,000,000 shares of “Property Escrow” common stock for a total of $1.00. The shares were issued to and are held by Michael W. Jacobs, President/CEO and Director of the Registrant.

The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Registrant, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the Superintendent of Brokers for British Columbia.

The terms of the escrow agreement provide that a portion of the consideration for the original issuance of the escrowed property shares is to encourage the escrow shareholders to act in the best interests of the Registrant, and if the Registrant becomes successful, due in part to the efforts of the escrow shareholders, or any one of them, the escrow shareholders shall be entitled to maintain their ownership of the escrowed shares and to a ‘release of the shares from the terms of the escrow agreement, from time to time, in accordance with the general policies of the Superintendent of Brokers or the Vancouver Stock Exchange.

The property shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of the Registrant, as evidenced by the Registrant’s annual audited financial statements. “Cash Flow” is defined as Net Income or loss before tax, adjusted for certain add-backs. For each $1.2S of cumulative cash flow generated by the Registrant from its operations, one property share may be released from escrow. The terms of the escrow agreement further provide that any property escrow shares not released shall be canceled if the Registrant’s common stock are subject to a cease trade order for two consecutive years. The terms of the amende agreement further provides that any escrow not released by 1/27/08 will be cancelled

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR

REGISTERED SECURITIES Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company’s annual audited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Jung & Lee, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements for Fiscal 2004 / 2003

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

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

Audited Financial Statements:

Fiscal 2004, 2003 Ended September 30th

Auditor’s Report, dated January 20th 2005

Consolidated Balance Sheet at 9/30/2004 and 9/30/2003

Consolidated Statement of Loss and Deficit for the years ended 9/30/2004, and 9/30/2003

Consolidated Statement of Changes in Shareholders’ Equity for the years ended 9/30/2004, 9/30/2003

Consolidated Statement of Changes in Financial Position for the years ended 9/30/2004, 9/30/2003,

Notes to Consolidated Financial Statement

ITEM

19. FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)

Index to Exhibits:

Page

1. Certificate of Incorporation, By-Laws, Articles

•

Incorporated by Reference to Form 20-F Registration

Statement (as amended) --

2.

Instruments defining the rights of holders of equity or debt securities being registered.

--- Refer to Exhibit No. 1 ---

3.

Material Contracts:

•

Incorporated by Reference to Form 20-F Registration

Statement (as amended) and Form 6-K’s—

4.

Foreign Patents: Not Applicable.

S. Diagram of Parent and Subsidiaries: Incorporated by reference to Form 20-F Registration Statement (as amended).

6.

Other Documents:

•

Incorporated by Reference to Form 20-F Registration

Statement (as amended) and Form 6-K’s

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant

October 15th, 2004         By

\s\ Michael Jacobs

Date

Michael Jacobs, Ceo, Direct