Form 20-F
period 2003-09-30
PYNG TECHNOLOGIES CORP
filed 2005-10-20
CIK 1023529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F ANNUAL "REPORT

FISCAL YEAR ENDED 9/30/2003

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

Commission file number 0-28810

PYNG TECHNOLOGIES CORP".

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

Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of theissuer's classes of capital or common stock as of the close of theperiod covered by the annual report.

9,069,974

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

17

Item 3.

Legal Proceedings

18

Item 4.

Control of Registrant

19

Item 5.

Nature of Trading Market

20

Item 6.

Exchange Controls and Other Limitation

Affecting Security Holders

22

Item 7.

Taxation

23

Item 8.

Selected Financial Data

31

Item 9.

Management's Discussion and Analysis of

Financial Condition and Results of Operations

39

Item 10.

Directors and officers of the Registrant

40

Item 11.

Compensation of Directors and officers

41

Item 12.

Options to Purchase Securities from Registrant

or Subsidiaries

43

Item 13.

Interest of Management in Certain Transactions

44

PART II

Item 14.

Description of Securities to be Registered

48

PART III

Item 15.

Defaults Upon Senior Securities

48

Item 16.

Changes in Securities and Changes in Security

for Registered Securities

48

PART IV

Item 17.

Financial Statements

48

Item 18.

Financial Statements

Item 19.

Financial Statements and Exhibits

49

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

Pyng Technologies Corp. (hereinafter, together with its subsidiary, is also referred to as the "Company" and/or the "Registrant") is engaged primarily in the exploitation of its technology for intraosseous infusion. The Company's principal product is designed for emergency medical technicians in the prehospital environment, military, medics, emergency physicians, on hospital carts and for other emergencies where fast, reliable and easy access to the adult vascular system in desired or required. This business is carried on through the 100%-owned subsidiary, Pyng Medical Corp.

The Company's current focus is primarily on the development, sales and marketing of the F.A.S.T.1  intraosseous infusion technology, the Company is now starting togenerate material revenue from  products related to this technology.

The Company's head office is located at: #7-13511 Crestwood Place, Richmond British Columbia Canada V6V2E9. The contact person is Michael W. Jacobs, President/CEO/Director. The telephone number is (604 303 -7964; and the facsimile number is (604) 303-7987.

Pyng Medical Corp. ("Pyng Medical"); 100% owned; Incorporated 12/2/92 in British Columbia, Canada.

The Company's authorized capital includes

100,000,000

common

shares without par value; and as of 9/30/03, the end of the

Company's most recent fiscal year, there were  common

shares issued and outstanding 9,069,974

The Company's common shares trade on the Vancouver Stock Exchange with the symbol "PYT" and on the NASD Electronic Bulletin Board with the symbol "PYNGF".

The information in this Annual Report is current as of 09/30/2003, unless otherwise indicated.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in the notes to the financial statements.

Herein, all references to "$ and "CDN$" refer to Canadian Dollars; and all references to "US$" refer to United States Dollars. Herein, all references to common shares refer to the Company's common shares without par value.

The

value of the US Dollar in relation to the Canadian Dollar

as of 09/30/03was 1.31.

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

Since incorporation in 1986, through Canadian Custom, the Company has been in the business of manufacturing extruded, molded plastic products. Currently, all of the Company's revenues are generated by Canadian Custom.

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

The Company continued its research and developed a new intraosseous infusion system which was granted a stand-alone patent in the United States (#5,312,364). (Refer to "Patents/ Trademarks/Proprietary Protection" further in this section.) This patent is not connected in any way with the University of California, and was assigned to Pyng Medical Corp. by its inventor Michael W. Jacobs, President of the Company and of Pyng Medical Corp.

The product currently being developed by the Company, the Pyng F.A.S.T.11 device (First Access for Shock and Trauma) has as its basis the U.S. patent describe above and assigned to the Company by Michael Jacobs. The Company has, with the mutual consent of the University of California, canceled the exclusive license with the University of California pursuant to the 1993 agreement, an ' d the Company is now concentrating all of its development efforts on the F.A.S.T.' system. Additional patents and improvements to patent #5,312,364 are pending but they are not necessary for the manufacture or use of the F.A.S.T.Tm system.

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

As noted above, the Company has generated all of its revenue from the operations of its Canadian Custom subsidiary; but, has reported net losses resulting from general expenses and the research/development expenditures in developing products for Pyng Medical. The Company has sustained itself during the last several years through the sale of equity capital, including common shares and convertible debentures. During Fiscal 2003, 1998, 1997, 1996, 1995, and 1994, the Company raised $167,000, $1,808,326; $777,600; $264,917; $169,000; and $14,777, respectively through the sale of equity capital.

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

The F.A.S.T.1 System is part of a competitive market consisting of all emergency vascular access systems. In North America, nearly five million pre-hospital civilian emergency intravenous treatments take place each year. Of these, somewhat less than 10% are unsuccessful. The base market size that the Company's system could be used in over 450,000 civilian emergencies per year. The majority of these situations consist of cardiac arrest and severe trauma. When including military and hospital usage, there is a total North American demand of about three-quarters of a million units per year.

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

Target Markets

Based on the market research undertaken, there exists a market for the Company's intraosseous infusion system in instances where peripheral intravenous access is not possible. Some of the patient conditions where this occurs include cardiac arrest, severe trauma, seizures, burns, diabetes, and IV drug users. In particular, the Company's intraosseous device is ideally suited when intravenous access is not possible due to collapsed veins or when the time required to transport the patient is considerable. By using the Company's system to supply essential fluids to these patients, patient outcomes will be improved as well as fatalities can be prevented.

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

Pre-Hospital Market. The pre-hospital market in North America is made up of over 40,000 ambulances in the United States and 3,600 in Canada (and over 100,000 worldwide). Most of the EMS representatives contacted as part of the marketing survey indicated that if the Company's adult intraosseous infusion system became an accepted practice in their jurisdiction that they would carry one intraosseous device in each ALS emergency vehicle. This translates into a potential market of 43,000 units for initial paramedic inventory. Actual annual usage would be far greater given the estimate that approximately five million IV's are established by emergency medical technicians throughout the United States and Canada each year. The market survey estimated that the number of patients where IV attempts have been unsuccessful is approximately 10% of the total number of IV's successfully established, and that the vast majority of these patients suffered either a cardiac arrest or a trauma related accident. Consequently, this failure to establish an IV results in an estimated 450,000 situations where the patient is transported without an IV being established. In addition, a large number of these failures is made up of the 600,000 people who die each year from cardiac arrest of which 50% die before reaching the hospital.

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

Hospital Market. The two options that exist for distribution to the hospital market are a dedicated company sales force or distributors of medical equipment and hospital supplies. The Company has decided to use medical distributors in order to reduce the size of sales force and the costs to maintain this sales force to distribute to over 7,000 hospitals throughout North America. The Company's technical sales support staff will ensure that not only are the distributors and their sales staff fully trained but they will also provide in-field training for paramedic associations, ambulance companies, and hospital staff.

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

The Company's patents are is fully protected in the United States/Europe/Canada/and Mexico and.has been submitted to the international Patent Treaty organization for protection in the countries covered under that body. Approval in all areas covered by the Patent Treaty organization cannot be guaranteed until such time as the patent and the patent's pending have cleared in all countries covered under the treaty, a process which is not yet completed. In addition, Pyng Medical Corp. must file individually for patent protection in countries not parties to the Patent Treaty Organization in order to gain patent protection. Lack of clearance in the Patent Treaty Organization countries or lack of the Company filing in other countries will limit the patent protection afforded Pyng Medical

Market Competition

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

The reason the Company believes that adult intraosseous infusion is not currently performed in the sternal site is:

a)

intravenous access has evolved as the accepted protocol since the early 1940's and research on intraosseous infusion did not focus on its uses as a substitute or secondary method of infusion, but rather the medical community focused on a number of competitive medical procedures outlined below;

the medical community has developed very little research data on the sternal site as a location for accessing an adult's vascular system;

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

Regulatory Affairs

Manufacturing

The Company is currently engaged in all aspects of the regulatory approval and Good Manufacturing Practices (GMP) processes (both mandatory and voluntary) necessary to achieve full compliance with all international certification standards for the Company's products.

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

Testing and analysis of the Company's product have been ongoing at a multitude of emergency medical sites. The principal research and development contractor has been the British Columbia Institute of Technology under the direction of Dr. David Johnson, Director of Health Applied Research and Development, with input from the Company's engineering staff and the British Columbia Paramedic Academy.

Cadaver and live animal studies have been done in accordance with all ethical codes and have been invaluable in providing confirmation on the effectiveness of the F.A.S.T.1 design as its has evolved.

Pre commercial market field trials started in September 1997. The Company received a grant of $98,845 from the British Columbia Science Council to conduct field trials. These have begun at Royal Columbian Hospital, St. Paul's Hospital,, and at the B.C. Ambulance Service, all in British Columbia.

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

USA vs. Foreign Sales/Assets

During Fiscal 2003

all of the Company's

revenue was generated in the United States.

At 09/30/2003, all assets were

located in Canada.

Employees

At 09/30/2003, the Company operated with the services of its

Directors, of which one is also an Executive Officer, and eleven additional employees/consultants. There is no collective

bargaining agreement in place.

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

The company has coordinated the sourcing and testing of raw materials, and the manufacture, of the F.A.S.T.1 device from its own manufacturing facilities. In this way, the Company's financial and human resources will be deployed to develop derivative products, and marketing support.

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

ITEM 3. LEGAL PROCEEDINGS

In 1989 Pyng Technologies Corp. and Pacific Unicorn (now Bio-Pak Industries Inc.) were sub-licensees under an agreement between the University of California and BioLogix Inc., which had acquired the license for the University of California patent for intraosseous infusion. The terms of the sub agreement allowed Pyng and Pacific Unicorn to correct any deficiencies left by BioLogix, if BioLogix failed to meet the terms of the license agreement. In 1992, when BioLogix failed to meet the terms, the University of California canceled the license and entered into an option agreement with Pyng and Pacific Unicorn to acquire the license. In 1993, upon formation of Pyng Medical Corp. (at the time 60% owned by Pyng Technologies and 40% by Bio-Pak Industries) the University of California entered into a license agreement with Pyng Medical Corp. for the same technology originally licensed to BioLogix.

A law suit was initiated against BioLogix on 2/23/1993 in the Supreme Court of British Columbia by Bio-Pak Industries and Pyng Technologies Corp., to recover $300,000 that was advanced to BioLogix to spend on development of the University of California patent.

Pyng Medical Corp. and Bio-Pak Industries are named in a counter claim, started by BioLogix Inc. The counter claim is for damages for lost investment to date, loss of business goodwill, and for future revenues and sales.

Recently, the parties have preliminarily agreed to drop both suits and each party will be responsible for their own related expenses.

Other than discussed above, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. other than discussed above, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

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

Table No. 1 lists as of 09/30/2003 all Directors and Executive officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive officers as a group.

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

.

(

ITEM 5. NATURE OF TRADING MARKET

The Company's common shares trade on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, having the trading symbol PYT. The shares began trading in April 1988 and have CUSIP# 746908-10-2

The Company's common shares trade on the NASD Electronic Bulletin Board in the United States having the trading symbol "PYNGF". The shares began trading in May 1998 and have CUSIP# 746908-10-2.

Table No. 2 lists the volume of trading and high, low and closing sales prices on the Vancouver Stock Exchange for the Company's common shares for the last two fiscal years. The closing price on 09/30/03.

Table No. 2
Vancouver Stock Exchange Stock Trading Activity
Canadian
Quarter	Ended Volume	High	Low	Closing
9/30/03	280,000	35	20	32
6/31/03	182,000	55	20	27
3/30/03	530,000	68	26	48
12/31/02	144,000	35	20	24
9/30/02	90,000	43	17	26
6/30/02	180,000	56	38	42

Table No. 3
NASD Electronic Bulletin Board
Stock Trading Activity
Quarter	Ended Volume	High	Low	Closing
9/30/03	12,000	55	40	44
3/31/03	9,500	43	30	30

The Company's common shares are issued in registered form. R-M Trust Company (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the common shares.

On 09/30/03, the shareholders' list for the Company's common shares showed 99 registered shareholders and 9,921,922 shares outstanding. Thirty-Five (3S) of these registered shareholders were U.S. residents, holding 1,267,392 shares or 13% of the outstanding shares.

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

ITEM 6.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "NAFTA investor" as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than SO% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

ITEM 7. TAXATION

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the '"Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada)

The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million.

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

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares pending ratafication of the Protocol amending the treaty; the Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. - Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United

States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "'high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

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

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code) of the Company; of the Company's earnings invested in U.S. property; and of earnings invested NNexcess passive assets" (as specifically defined by the Code) . the Company, In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8. SELECTED FINANCIAL DATA

The selected financial data in Table No. 4 for Fiscal 1998, 1997, and 1996 ended September 30th was derived from the financial statements of the Company which are included elsewhere in this Annual Report and which have been audited by Jung and Lee, independent Chartered Accountants, as indicated in their report.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM #91 'IManagement's Discussion and Analysis of Financial Condition and Results of Operations".

Reference is made to notes to financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company is financial statements.

Table No. 4 Selected Financial Data (CDN$ in 000, except per share data)
	Year Ended 2003	Year Ended 2002
Revenue	$1,154,000	$579,000
Net Income (loss)
(Loss) Per Share:	(0.16)	(0.08)
Dividends Per Share	$0.00	$0.00
Wtg. Avg. Shares (000)	12,669,000	11,384,000
Working Capital	$21,456	$100,620
Long-Term Debt	0	0
Shareholders' Equity	3,229,341	$4,622,314
Total Assets	3,229,341	$4,622,314
US GAAP Net Loss (1)	($764,637)	($572,440)
US GAAP EPS (2)	($0.08)	($0.16)
US GAAP WtdAv Shares (000) (2)	8,949,000

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

Table No. 5 U.S. Dollar/Canadian Dollar
	Average	Close	High	Low
Fiscal Year Ended 9/30/03	1.34	1.32	1.35	1.32
Fiscal Year Ended 9/30/02	1.42	1.44	1.37	1.39
The exchange rate was 1.31 Canadian Dollars to one U.S. Dollar at Sept. 30, 2003.

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

LIQUIDITY AND CAPITAL RESOURCES

During the past five years, the Company has financed its operations and development primarily through sales by its subsidiary and the issue of share capital. Effective October 2000 the company started to generate revenus from its medical product the FAST1 and in fiscal 2002 generated $579,000 in sales and in fiscal 2003 $1,154,000 was generated.

The Company believes that its existing cash, cash generated from operations and the exercise of outstanding stock options and share purchase warrants will be sufficient to meet its cash requirements for the foreseeable future.

Fiscal 2003 Ended 9/30/02

The Company began the year with $21,456working capital. And ended up in near the same position at $19,939 , even with over $141,00 of spending on research/development, finished the year with cash and cash equvilents of $19,939, and accounts receivebale of $384,444 adding to the working capital

Funds used by operating activities totaled ($1,703,305), including the ($1,392,000) Net Loss. Materal adjustments included amortization of $628,000, $amotization of research and dvelopment of 70,340.

Funds used by investing activities totaled ($167,000), including $483,000 in deferred research/development costs. Under US GAAP, these costs would be expensed in the year incurred.

Funds provided by financing activities totaled $167,000.

The Company completed private placements of 835,000 units at raising $167, 000 (net of commissions) .

Fiscal 2003 Ending 9/30/02

During Fiscal 2003 the Company continued its research and development activities on its F.A.S.T technology, spending $104,819 on these activities. In addition the U.S. FDA and Canadian Health Protection Branch approvals to market the product were received in April 1997 and March 1997, respectively.

All of the Company's sales and revenues during Fiscal 2003 was produced by its subsidiary Pyng Medical Corp and sales of 1,154,000 were generated in this fisacal year from the FAST1 System

The Company's cash position as of 9/30/03 was negative, with a net loss for the year of ($1,393,000) including the spending of $104,8190 on deferred research and development activities during the year.

The Company's primary source of cash during Fiscal 2003 was the sales generated from the FAST1 System of $1,154,000 and the sale  of equity securities through which the Company raised $167,000.

The financings for the year included the following:

Effective 01/06/03, the Company issued 835,000 units for .26 censt per unit, raising $167,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant allows the holder to acquire one common share at a price of $2.26 per share on or before 01/06/05

  PYNG TECHNOLOGIES CORP.

ANNUAL REPORT TO SHAREHOLDERS

Period October 1st 2002 to September 30th 2003

Dear Shareholder,

As Chairman/Founder of Pyng Technologies Corp it is time once again to provide an annual report to the shareholders on what became a very special year for Pyng Technologies Corp and its wholly owned subsidiary, Pyng Medical Corp. We have much to report and we have attempted to cover all pertinent issues.

Documents for the upcoming shareholders meeting are attached. We are proposing nominees from our existing Board of Directors and new nominees to further strengthen our Board and have other business issues to deal with which will require your attention as a shareholder. I urge you to take the time to review all documentation and make sure your voice is heard through voting either in person or with the attached proxy.

The major focus of Pyng’s Board and Management in 2003 was to work to achieve profitability by controlling costs and increasing sales.   We have made major strides towards achieving these goals as described below.

The F.A.S.T.1 System for Adult Intraosseous Infusion has had record sales in fiscal 2003. These sales result increases continued over last year and the product continues to see expansion in both Civilian and Military markets as emergency medical professionals becomes increasingly aware of the F.A.S.T.1 System as a world leading, life saving, emergency medical device technology.  The F.A.S.T.1 System has been used on the battlefields of Iraq and Afghanistan, as well as an estimated 650 emergency medical sites across North America.  We continue to increase our sales potential by expanding into International markets and have secured a distribution agreement in Turkey and are working on other such agreements in England, and China.

The fiscal period October 1st 2002 to September 30th 2003 brought about record sales of $1,154,732.00 (adjusted for exchange variances). This represents a 95% increase over fiscal 2002, a remarkable feat considering that the company was and is operating on a truly lean budget. This increase in sales was achieved despite US and Canadian exchange rate variances of 20 plus percent.   To counter this potential adverse impact on our revenues, The Board implemented a price increase on our products to overcome the potential loss in exchange revenue due to exchange variances.

FAST1 unit prices were increased to $119.95USD (previously $98.50 USD) effective July 2003 and rigorous cost cutting measures were implemented.   We cut our costs starting in June 2003 and continue with rigorous control measures where all expenditures are reviewed and prioritized. We continue to seek further costs reductions in the areas of FAST1 manufacturing.  The cost reductions we are targeting now are in such areas as product improvements, component procurement costs and improving manufacturing efficiencies ,including automation,  and overhead.

Contributing to this sales growth was also the approval by the U.S. Army of the F.A.S.T.1 System for all Combat Medic, Ground Ambulance, Field Trauma, and Field Hospital Kits. This approval is now resulting in increased sales and we start the next fiscal period with a very good backlog and increased volume in units shipped. We expect to have many sales over the upcoming years to the US Military.

This year 2003 also was one that saw our quality system successfully negotiate an external audit for I.S.O. and the F.D.A. and most of that was due to the excellent work of Dale Lambert our Quality Manager and Nicole Ranger, Engineer, and Jim Tam, Production Manager who assisted Dale in preparing for these intensive audits.

In fiscal 2003 shareholders elected a new, expanded board of directors and Pyng Technologies is fully compliant with regulatory requirements in this regard. I am very grateful to all the Board members who have taken on their respective rolls without compensation and who have provided so much input over the year.

Particular thanks to Mr. Kevin O’Neill who, as the newly appointed Chairman of Pyng Medical Corp. has worked very closely with all the staff, and myself, at Pyng to provide guidance and input. Kevin will be providing an update at the Annual General Meeting.  The other Board Members, Dr. Charles Pollack, Dr. David Johnson, Dr. Richard Clinchy, David Currier, all played an active roll in guiding the company through out the year.  I wish to thank all Board Members for their input and dedication this year which was very much appreciated.

The fiscal year 2003 may be best summed up with a recap on some of our news releases this year which tell the facts as it relates to the changes and the improvements that have been made. All news release can be viewed on our web site at www.pyng.com.

  October 25,2002  MSS Ltd. added to our distributors list

  January 2nd,2003  Pyng Technologies Corp. enters into Private Placement for $165,000

  January 13th, 2003, Pyng acquires 100 percent interest in Pyng Medical Corp.

  January 14th, 2003  Record sales for the fiscal 1st Quarter of 2003 of $247,000 which was a 72% increase over the previous quarter

  February 3rd, 2003   US. Army announces inclusion of F.A.S.T.1 System into Military Kits

  February 5th, 2003   Pyng Medical Corp books record orders for January 2003

  March 17th, 2003   Pyng records record sales and a profit for 1st Quarter 2003.

  April 4th, 2003   Pyng Medical Corp reports record sales for 2nd Quarter 2003

  September 2nd,2003   Pyng Medical Corp reports a 90% increase in sales for the 3rd quarter

  October 15th, 2003.  Pyng Medical Corp Reports a 95% annual increase in sales with a record $1,160,000

The future continues to provide new and exciting opportunities for expanded growth and we are working hard to continue this trend.

We did raise a small amount of capital, $165,000, in fiscal 2003 it went to pay down expenses and debt associated with being a public company but in order to achieve continued expanded growth we still need capital to achieve the goals and the future market potential for the current FAST1 medical device and new products..

In summary I would like to thank all of the hard working, dedicated people at Pyng Medical Corp. for achieving all they have in a year, which, came with many changes and much added demand on the personnel. They have always been up to the task in the past and I am confident that together our future will be bright with continued success.

I have attached the financial highlights as well as legal, filings, projections, and other business that has occurred or might occur in the new fiscal period.

As shareholders, I believe, you can see, from this report, the many improvements and challenges that have taken place in your company in the last year. We have gone through changes in Executive, Board Members and Staff and we are positioned now for growth and profitability.

.

As your company continues to grow we so will the opportunities for potential alliances and new product development.  We believe that to be ultimately successful Pyng must penetrate new markets with the FAST1 and also develop new products for related markets in the EMS sector.  Our collective goal will not only be “Saving Lives / Saving Time” with the F.A.S.T.1 System but we are committed to providing profit to the shareholder.

All of the Staff at Pyng Technologies Corp. and Pyng Medical Corp. wishes to send our heart felt thanks, as we did last year, for the support, both financially and morally, that you have shared over the last year and we can assure you that we will continue to work in the future as hard as ever on your behalf.

Fiscal 2003 Highlights.

Filings / Other Matters

All regulatory Filings for British Columbia, Alberta, and the US Securities Commission have been filed and are up to date.

Pyng Medical has arranged a Line of Credit from the Pacific Coastal Credit Union totalling $520,000 $220,000 was for capital equipment and $300,000 for a revolving line of credit. As of September 30th 2003 we had utilized $238,098.00 in our operating line of credit and had a balance on our capital equipment loan of $141,000 at the end of September 2003.

Legal Proceedings

As reported in a news release, Pyng Tech and Pyng Medical Corp. along with its directors have been issued a Writ in 2001 from a former paid consultant, who was dismissed in 1994. The basis of the lawsuit is for wrongful dismissal. Our Attorneys believe this to be void due to time limitations, spurious at best and will proceed to respond as the need exist to this lawsuit. The Claim is for unspecified damages, stock options, escrow shares, and other compensation as the Court sees fit. We fully stand behind the dismissal for cause of this consultant to the company and will fully defend our position.

Pyng Medical Corp.

Sales for Pyng Medical reached $1,154,762.00 (adjusted for exchange variances) for this fiscal period.

Costs of Sales were $474,871.00. Costs of sales comprised opening inventory, Purchases, less closing inventory. Gross Margin increased to $785,550.00  Deferred Research and Development costs accumulated on the FAST1 System increased dramatically this year as we are required to begin large write downs on this item which totalled $628,270.00 Patent expenses of $83,831 had been accumulated at the end of this fiscal period. New patents have also been approved.

Net Capital Assets were $ 3,229,241.00 after being adjusted for the accumulated depreciation of $628,270.00 on deferred research and development. Inventory, accounts receivable, other receivables, and prepaid totalling $417,757.00

Depreciation accounted for $628.270.00 and Amortisation was $70,234.00. Net loss for the period, less depreciation and amortisation is $132,432.00. Legal, accounting, shareholder information and filing fees for the public company was $166,159.00. Pyng Medical Corp and Pyng Technologies Corp. will be joined this year to bring down the costs associated with a public company. Depreciation, Amortisation, and Legal, accounting and Shareholder information accounted for $864,663.00 for this fiscal year ended September 30th, 2003. Items not involving the use of cash for this fiscal year totalled $1,181,928.00. These included Amortisation of property and equipment $70,234.00, Amortisation of deferred research and development cost $628,270.00 and Write off of Research and Development cost $483,424.00

Cash flow since September 30th has increased substantially with $302,000 invoiced in the first 90 days in invoiced sales with booked orders exceeding $240,000.

We did raise $167,000 in a small private placement in January of 2003 which was added to cash balances and reduce payables.

Sales and Significant Distribution Changes

It should be noted that the sales for this fiscal period represented only our second full year in production and were in fact 95 percent above fiscal 2002 with total sales of $1,154,762.00 ( after adjustments in exchange rates) These sales were attributed at 65 percent to the civilian market and 35 percent to the military.

Our distribution network continues to grow. We had established the following as initial distributors for the F.A.S.T.1 System Bound Tree, Parr, South-eastern, Life Assist, MSS ltd, and Clinotech Pharmaceuticals Inc. all of which are medical distributors with sales forces concentrated on the EMS and Hospital markets.

RESULTS OF OPERATIONS

Fiscal 2003 Ended 9/30/03 vs. Fiscal 2002

The Company continued to advance its F.A.S.T. 1 System with increases market exposure, sales, and promotion We also applied for , additional patent protection, and enhance our position in the  military and various conferences.

The Company invested substantial time and funds on bringing the F.A.S.T. 1 System to market. During Fiscal 2003, $104,819 was invested in research/development inclusive of international patent pursuit and trademarks. The Company is now prepared for  mass production. To-date, the Company has spent over 3,798,000million on research/development over a four-and-one-half-year period.

Fiscal 2003 Ended 9/30/03 vs. Fiscal 2002

All of the Company's sales and revenues during Fiscal 2003 continued to flow from the sales of the medical device developed by the company trademarked the F.A.S.T.1 System for Adult Intraosseous Infusion

Sales for Fiscal 2003 were $1,154,762 up from Fiscal 2002 sales of $579,148  or 91%.

Total expenses for Fiscal 2003 ended 9/30/03 were $1,703,305 compared to $1,055,344 for Fiscal 2002 ended 9/30/02, an increase of 62%. It is important to note that 806,000 was included in the expenses for fiscal 2003 associated with amortization, depreciation, research and development. Discounting these general operating expenses were 896,683 compared to gross Margin of $794, 202.

 Overall this increase reflects the increased sales and financing activities of the Company, the preparation and finalizing of U.S. FDA and Canadian health authorities, and the production, engineering, sales and marketing   for the F.A.S.TI technology

Legal and accounting expenses were up $135,635 in Fiscal 2003 compared to $141,207 for Fiscal 2002, investor relations was up $12,594, transfer agent and shareholder information were up $23,324, and licenses, insurance and filing fees were up $74,956; all reflecting the increase in financing and regulatory activities during the year ans the liability insurance associated with the sale and manufacture of the FAST1 product

Travel expenses were up $34,632 for Fiscal 2003, and wages and benefits were up 348,740; reflecting primarily an increase in the Company's production, engineering, marketing and regulatory activities.

The Company's principal activities continued to center on the preparation of the F.A.S.TTm technology for the marketplace including production engineering, sales, and marketing  of the product

Fiscal 2003 vs. Fiscal 2002

Net loss for the year ended 9/30/2003 was ($1,392,907) as compared to (593,976) for the year ended 9/30/02. Loss from operations was ($909,103) for Fiscal 2003 compared to ($646,601) for Fiscal 2002.

Total expenses during Fiscal 2003 increased by 61% to $1,703,305 compared to $1,055,334for Fiscal 2002.

Differences Between U.S. and Canadian GAAP

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company except the following items.

Research and Development Costs. Under Canadian GAAP, research and development costs incurred by companies in the development stage may be deferred. Under US GAAP, these expenditures must be expensed as incurred. Research and development costs incurred by a subsidiary company, Pyng Medical Corp., have been deferred under Canadian GAAP and recorded on the Company's consolidated balance sheet. Expensing these costs in accordance with US GAAP would result in increased expenses of $764,637 in Fiscal 2003 / and $572,440 in  2002, respectively

Property and Principal Escrow Shares. Under Canadian GAAP, the property and principal escrow shares are included in the calculation of the weighted average number shares for the earnings (or loss) per share calculation. Under US GAAP these shares are not included in the weighted average number of shares. Since the 3,000,000 property escrow shares and 750,000 principal escrow shares represent over one-half of the shares outstanding in the Company and the loss with research and development costs included is much higher, the result is a considerably larger loss per share under US GAAP when compared to Canadian GAAP. Under US GAAP the loss per share would have been ($0.09), ( and ($0.08) for Fiscal 2003/and 2002, respectively.

Shareholders' Equity. If, according to US GAAP the $2,515,661 of Fiscal 2003 and $3,798,017 of Fiscal 2002 deferred research and development costs had been written off during the years incurred (offset by an adjustment for the non-controlling interest of $177,OS7), the balance sheet of the Company as of 09/30/2003and 09/30/2002 under US GAAP would reflect shareholders' equity as $($7,455,619) and ($6,886,973), respectively.

Statement of Cash Flow. Under US GAAP, the statements of cash flows reflects only cash transactions affecting financing and investing activities whereas under Canadian GAAP, the statement includes non-cash activities in financing activities. This results in a difference only in the form of presentation. In addition, under US GAAP, term deposits assigned as security for demand loans are to be excluded from the cash balance on the balance sheet and in the statement of cash flows. on the balance sheet as of 9/30/03and 9/30/02, this reclassification would result in a "Cash and Term Deposits" balance of $209,208 and $306,419 under US

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

Table No. 6 lists as of 09/30/2003 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6 Directors
Name	Age	Date First Elected or Appointed
Michael W. Jacobs (1)(3)	54	November 1986
Kevin O'Neill (1)(3)	52	October 2002
Charles Pollack (2)	49
David Johnson (1)	61
David Currier (2)	60
Richard Clinchy (3)	61
(1) (2)	so	November 1986

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

No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/ Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

During Fiscal 2003, a Executive Officers /Directors received a total of $0 in cash compensation.

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

The exercise prices for stock options are determined in accordance with Vancouver Stock Exchange (11VSE11) guidelines and reflect the average closing price of the Registrant's common shares for the ten trading days on the VSE immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.15 exercise price per share.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth in Table No. 6 as of 09/30/2003, as well as the number of stock options granted to Directors and all employees as a group.

Table No. 6

Stock Options Outstanding

There were no stock options  outstanding as of September 30th, 2003

Number of Shares

Exer.

Expiration

Share Purchase Warrants

Table No. 7 lists, as of 09/30/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

Number of

Number of

Share

Share

Expiration

Purchase

Purchase

Date of

Effective

Warrants

Warrants

Exercise Price

Share

Date of

originally

Still First

Second

Purchase

Issuance

Granted

Outstanding Year

Year

Warrants

2/06/2001

782,887

782,887

.55

05/29/04

01/06/2003               835,000                    835,000                                                              .26                  01/06/05

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2003 / 2002 the Company incurred No management fees,  and salary to Michael W. Jacobs.

At 9/30/2003, 9/30/202,  $10,733 and $17,820 was owing to Michael W. Jacobs for out-of pocket expenses incurred in the ordinary course of the Company's business and paid by him directly. These advances bear no interest and do not have a definite terms for repayment.

other than as disclosed above, there have been no transactions since 9/30/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Registrant is 100,000,000 common shares without par value of which 9,180,148 shares were issued, and outstanding.

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

The Registrant's Articles and the B.C. Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a lyspecial resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.

Transferring Registrant's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all or substantially all of the Registrant's undertakings;

e.

Removing a Director before the expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Registrant's name;

h.

Altering any restrictions on the Registrant's business; and

i.

Certain reorganizations of the Registrant.

Principal Escrow Shares

As of 3/31/98, the Registrant had issued 750,000

shares of

"Principal Escrow" common stock at $0.01 per share.

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

The terms of the escrow agreements provide that a portion of the consideration for the original issuance of the escrowed shares is to encourage the escrow shareholders to act in the best interests of the Registrant, and if the Registrant becomes successful, due in part to the efforts of the escrow shareholders, or any one of them, the escrow shareholders shall be entitled to maintain their ownership -of the escrowed shares and to a release of the shares from the terms of the escrow agreements, from time to time, in accordance with the general policies of the Superintendent of Brokers or the Vancouver Stock Exchange.

The terms of the amended escrow agreements further provide

that any escrow

shares

not

released by

1/27/2008

will

be

cancelled.Property Escrow Shares

As of 3/31/99, the Registrant had issued 3,000,000 shares of "Property Escrow" common stock for a total of $1.00. The shares were issued to and are held by Michael W. Jacobs, President/CEO and Director of the Registrant.

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

The terms of the amended escrow agreement further provide that any escrow shares not released by 1/27/2003 will be cancelled

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR

REGISTERED SECURITIES Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's annual audited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Jung & Lee, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements for Fiscal 2003 / 2002

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

Audited Financial Statements:

Fiscal 2003, 2002 Ended September 30th

Auditor's Report, dated January 20th 2004

Consolidated Balance Sheet at 9/30/2003 and 9/30/2002

Consolidated Statement of Loss and Deficit for the years ended 9/30/2003, and 9/30/2002

Consolidated Statement of Changes in Shareholders' Equity for the years ended 9/30/2003, 9/30/2002

Consolidated Statement of Changes in Financial Position for the years ended 9/30/2003, 9/30/2002,

Notes to Consolidated Financial Statement

ITEM

19. FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)

Index to Exhibits:

Page

1. Certificate of Incorporation, By-Laws, Articles

-- Incorporated by Reference to Form 20-F Registration

Statement (as amended) --

2.

Instruments defining the rights of holders of equity or debt securities being registered.

--- Refer to Exhibit No. 1 ---

3.

Material Contracts:

--

Incorporated by Reference to Form 20-F Registration

Statement (as amended) and Form 6-K's --

4.

Foreign Patents: Not Applicable.

S. Diagram of Parent and Subsidiaries: Incorporated by reference to Form 20-F Registration Statement (as amended).

6.

Other Documents:

--

Incorporated by Reference to Form 20-F Registration

Statement (as amended) and Form 6-K's

so

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant

January  24 2003

By

\s\ Michael Jacobs

Date

Michael Jacobs, President/Director